UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into each of the Registration Statements on Form F-3 of the Registrant filed with the Securities and Exchange Commission on July 2, 2015 (File No. 333-205433, File No. 333-205435 and File No. 333-205436) and on February 27, 2017 (File No. 333-216253).

Definitions

Unless otherwise specified or the context requires otherwise in this quarterly report:

●	references to “2019 Notes” refer to the 7.000% Senior Notes due 2019 in an aggregate principal amount of $255,000 thousand issued on November 17, 2014;

●	references to “AAGES” refer to the joint venture between Algonquin and Abengoa to invest in the development and construction of clean energy and water infrastructure contracted assets;

●	references to “Abengoa” refer to Abengoa, S.A., together with its subsidiaries or any of its subsidiaries independently considered, unless the context otherwise requires;

●
references to “Abengoa ROFO Assets” refer to all of the future contracted assets in renewable energy, conventional power, electric transmission and water of Abengoa that are in operation, and any other renewable energy, conventional power, electric transmission and water asset that is expected to generate contracted revenue and that Abengoa has transferred to an investment vehicle that are located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, and four additional assets in other selected regions, including a pipeline of specified assets that we expect to evaluate for future acquisition, for which Abengoa will provide us a right of first offer to purchase if offered for sale by Abengoa or an investment vehicle to which Abengoa has transferred them;

●
references to “ACBH” refer to Abengoa Concessoes Brasil Holding, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines and which is currently undergoing a restructuring process in Brazil;

●
references to “Algonquin” refer to Algonquin Power & Utilities Corp., a North American diversified generation, transmission and distribution utility which announced on November 1, 2017 that it reached an agreement with Abengoa to acquire a 25% stake in Atlantica from Abengoa. The transaction is subject to conditions precedent and is expected to close in the first quarter of 2018. Algonquin also entered into a non-binding term-sheet with Atlantica which is expected to serve as the basis of a shareholders’ agreement, and includes, among other initiatives, a proposed ROFO agreement with AAGES, to be executed on or before the closing of the purchase of the 25% interest by Algonquin.

●
references to “Annual Consolidated Financial Statements” refer to the audited annual consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein);

●
references to “2016 20-F” or “Annual Report” refer to the annual report on Form 20-F for the year ended December 31, 2016 and filed with the U.S. Securities and Exchange Commission on February 28, 2017;

●	references to “Asset Transfer” refer to the transfer of assets contributed by Abengoa prior to the consummation of our initial public offering through a series of transactions;

●	references to “Atlantica” refer to Atlantica Yield plc and, where the context requires, its consolidated subsidiaries;

●
references to “cash available for distribution” refer to the cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses;

●	references to “COD” refer to commercial operation date of the applicable facility;

●
references to “Consolidated Condensed Interim Financial Statements” refer to the quarterly consolidated condensed unaudited interim financial statements as of September 30, 2017 and 2016 and for the nine-month periods ended September 30, 2017 and 2016, including the related notes thereto, which form a part of this quarterly report;

●
references to “Credit Facility” refer to the amended and restated revolving credit and guaranty agreement, dated June 26, 2015 entered into by us, as the borrower, the guarantors from time to time party thereto, HSBC Bank plc, as administrative agent, HSBC Corporate Trust Company (UK) Limited, as collateral agent, Bank of America, N.A., as global coordinator and documentation agent for the Tranche B facility, Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets, as joint lead arrangers and joint bookrunners for a Tranche A facility, and together with Barclays Bank plc as joint lead arranger and joint bookrunner and UBS AG, London Branch as joint bookrunner for the Tranche B facility;

●	references to “EMEA” refer to Europe, Middle East and Africa;

●	references to “EPC” refer to engineering, procurement and construction

●
references to “euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time;

●	references to “Federal Financing Bank” refer to a U.S. government corporation by that name;

●
references to “Financial Support Agreement” refer to the Financial Support Agreement we entered into with Abengoa on June 13, 2014, as amended and restated on September 28, 2017, pursuant to which Abengoa agreed to maintain certain guarantees or letters of credit for a period of five years following our IPO;

●	references to “Further Adjusted EBITDA” have the meaning set forth in Note 4 to the Consolidated Condensed Interim Financial Statements included in this quarterly report.

●
references to “gross capacity” or “gross MW” refer to the maximum, or rated, power generation capacity, in MW, of a facility or group of facilities, without adjusting by our percentage of ownership interest in such facility as of the date of this quarterly report;

●	references to “GW” refer to gigawatts;

●	references to “IFRS as issued by the IASB” refer to International Financial Reporting Standards as issued by the International Accounting Standards Board;

●	references to “ITC” refer to investment tax credits;

●	references to “ITC Cash Grants” refer to the tax credit cash grant issued by the U.S. Treasury;

●	references to “MW” refer to megawatts;

●	references to “MWh” refer to megawatt hours;

●
references to “New Money 1 Tradeable Notes” refer to asset-backed notes issued by Abengoa as part of its restructuring plan.  The notes are super-senior in nature and are secured by a ring-fenced structure that consists of the pledge over the shares Abengoa owns in Atlantica and A3T, a cogeneration plant in Mexico;

●
references to “Note Issuance Facility” refer to the senior secured note facility dated February 10, 2017, of up to €275 million (approximately $325 million), with U.S. Bank as facility agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder;

●	references to “operation” refer to the status of projects that have reached COD (as defined above);

●	references to “PV” refer to photovoltaic;

●	references to “PPA” refer to the power purchase agreements through which our power generating assets have contracted to sell energy to various offtakers;

●	references to “ROFO” refer to a right of first offer;

●
references to “ROFO Agreement” refer to the agreement we entered into with Abengoa on June 13, 2014, as amended and restated on December 9, 2014, that provides us a right of first offer to purchase any of the Abengoa ROFO Assets offered for sale by Abengoa or an investment vehicle to which Abengoa has transferred them, as further amended and restated from time to time;

●
references to “Support Services Agreement” refer to the agreement we entered into with Abengoa on June 13, 2014, pursuant to which Abengoa and certain of its affiliates provide certain administrative and support services to us and some of our subsidiaries, which was terminated in the second quarter of 2016;

●	references to “U.K.” refer to the United Kingdom;

●	references to “U.S.” or “United States” refer to the United States of America; and

●	references to “we,” “us,” “our” and the “Company” refer to Atlantica Yield plc and its subsidiaries, unless the context otherwise requires.

Consolidated condensed statements of financial position as of September 30, 2017 and December 31, 2016

Amounts in thousands of U.S. dollars

	Note (1)	As of September 30,	As of December 31,
		2017	2016
Assets
Non-current assets
Contracted concessional assets	6	9,104,780	8,924,272
Investments carried under the equity method	7	54,583	55,009
Financial investments	8&9	42,202	69,773
Deferred tax assets		199,519	202,891

Total non-current assets		9,401,084	9,251,945

Current assets
Inventories		16,326	15,384
Clients and other receivables	12	278,460	207,621
Financial investments	8	222,618	228,038
Cash and cash equivalents		794,094	594,811

Total current assets		1,311,498	1,045,854

Total assets		10,712,582	10,297,799

(1)	Notes 1 to 22 are an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed statements of financial position as of September 30, 2017 and December 31, 2016

Amounts in thousands of U.S. dollars

		As of September 30,	As of December 31,
	Note (1)	2017	2016
Equity and liabilities
Equity attributable to the Company
Share capital	13	10,022	10,022
Parent company reserves	13	2,192,292	2,268,457
Other reserves		65,548	52,797
Accumulated currency translation differences		(36,008)	(133,150)
Retained earnings	13	(322,828)	(365,410)
Non-controlling interest	13	130,354	126,395

Total equity		2,039,380	1,959,111

Non-current liabilities
Long-term corporate debt	14	685,014	376,340
Long-term project debt	15	5,221,512	4,629,184
Grants and other liabilities	16	1,586,197	1,612,045
Related parties	11	103,749	101,750
Derivative liabilities	9	365,534	349,266
Deferred tax liabilities		122,343	95,037

Total non-current liabilities		8,084,349	7,163,622

Current liabilities
Short-term corporate debt	14	15,872	291,861
Short-term project debt	15	358,028	701,283
Trade payables and other current liabilities	17	177,129	160,505
Income and other tax payables		37,824	21,417

Total current liabilities		588,853	1,175,066

Total equity and liabilities		10,712,582	10,297,799

(1)	Notes 1 to 22 are an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed income statements for the nine-month periods ended September 30, 2017 and 2016

Amounts in thousands of U.S. dollars

	Note (1)	For the nine-month period ended September 30,
		2017	2016
Revenue	4	775,179	762,950
Other operating income	16	56,499	47,657
Raw materials and consumables used		(11,209)	(24,481)
Employee benefit expenses		(13,252)	(10,596)
Depreciation, amortization, and impairment charges	4	(236,431)	(234,403)
Other operating expenses	20	(193,673)	(176,605)

Operating profit		377,113	364,522

Financial income	19	1,131	996
Financial expense	19	(308,570)	(304,083)
Net exchange differences		(4,294)	(4,911)
Other financial income/(expense), net	19	1,302	1,175

Financial expense, net		(310,431)	(306,823)

Share of profit/(loss) of associates carried under the equity method		3,700	5,104

Profit/(loss) before income tax		70,382	62,803

Income tax	18	(25,330)	(45,964)

Profit/(loss) for the period		45,052	16,839

Loss/(profit) attributable to non-controlling interests		(2,470)	(7,181)

Profit/(loss) for the period attributable to the Company		42,582	9,658

Weighted average number of ordinary shares outstanding (thousands)	21	100,217	100,217

Basic earnings per share (U.S. dollar per share)	21	0.42	0.10

(1)	Notes 1 to 22 are an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed statements of comprehensive income for the nine-month periods ended September 30, 2017 and 2016

Amounts in thousands of U.S. dollars

	For the nine-month period ended September 30,
	2017	2016
Profit/(loss) for the period	45,052	16,839
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges	(33,542)	(125,413)
Currency translation differences	103,485	45,604
Tax effect	7,900	31,170

Net income/(expenses) recognized directly in equity	77,843	(48,639)

Cash flow hedges	54,446	52,766
Tax effect	(16,334)	(13,192)

Transfers to income statement	38,112	39,574

Other comprehensive income/(loss)	115,955	(9,065)

Total comprehensive income/(loss) for the period	161,007	7,774

Total comprehensive (income)/loss attributable to non-controlling interest	(8,532)	(5,228)

Total comprehensive income/(loss) attributable to the Company	152,475	2,546

Consolidated condensed statements of changes in equity for the nine-month periods ended September 30, 2017 and 2016

Amounts in thousands of U.S. dollars

	Share Capital	Parent company reserves	Other reserves	Retained earnings	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2016	10,022	2,313,855	24,831	(356,524)	(109,582)	1,882,602	140,899	2,023,501

Profit/(loss) for the nine-month period after taxes	—	—	—	9,658	—	9,658	7,181	16,839
Change in fair value of cash flow hedges	—	—	(67,741)	—	—	(67,741)	(4,906)	(72,647)
Currency translation differences	—	—	—	—	43,918	43,918	1,686	45,604
Tax effect	—	—	16,711	—		16,711	1,267	17,978
Other comprehensive income	—	—	(51,030)	—	43,918	(7,112)	(1,953)	(9,065)

Total comprehensive income	—	—	(51,030)	9,658	43,918	2,546	5,228	7,774

Acquisition of non-controlling interest in Solacor 1&2 (a)	—	—	—	(4,031)	—	(4,031)	(15,894)	(19,925)

Asset acquisition (Seville PV) (a)	—	—	—	—	—	—	713	713

Dividend distribution	—	(29,063)	—	—	—	(29,063)	(8,952)	(38,015)

Balance as of September 30, 2016	10,022	2,284,792	(26,199)	(350,897)	(65,664)	1,852,054	121,994	1,974,048

Balance as of January 1, 2017	10,022	2,268,457	52,797	(365,410)	(133,150)	1,832,716	126,395	1,959,111

Profit/(loss) for the nine-month period after taxes	—	—	—	42,582	—	42,582	2,470	45,052
Change in fair value of cash flow hedges and available for sale financial assets	—	—	21,377	—	—	21,377	(473)	20,904
Currency translation differences	—	—	—	—	97,142	97,142	6,343	103,485
Tax effect	—	—	(8,626)	—	—	(8,626)	192	(8,434)
Other comprehensive income	—	—	12,751	—	97,142	109,893	6,062	115,955

Total comprehensive income	—	—	12,751	42,582	97,142	152,475	8,532	161,007

Dividend distribution	—	(76,165)	—	—	—	(76,165)	(4,573)	(80,738)

Balance as of September 30, 2017	10,022	2,192,292	65,548	(322,828)	(36,008)	1,909,026	130,354	2,039,380

(a)	See Note 5 for further details.

Notes 1 to 22 are an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed cash flow statements for the nine-month periods ended September 30, 2017 and 2016

Amounts in thousands of U.S. dollars

	For the nine-month period ended September 30,
	2017	2016
I. Profit/(loss) for the period	45,052	16,839
Financial expense and non-monetary adjustments	528,408	534,749

II. Profit for the period adjusted by financial expense and non-monetary adjustments	573,460	551,588

III. Variations in working capital	(47,503)	(57,229)

Net interest and income tax paid	(198,667)	(192,167)

A. Net cash provided by operating activities	327,290	302,192

Investment in contracted concessional assets	(7,506)	(5,952)
Other non-current assets/liabilities	(6,609)	(19,807)
Acquisitions of subsidiaries	-	(33,905)
Dividends received from entities under the equity method	2,454	4,984
Other investments	27,361	-

B. Net cash used in investing activities	15,700	(54,680)

Proceeds from Project & Corporate debt	287,051	11,113
Repayment of Project & Corporate debt	(388,755)	(86,897)
Dividends paid	(70,803)	(25,971)

C. Net cash provided by/(used in) financing activities	(172,507)	(101,755)

Net increase/(decrease) in cash and cash equivalents	170,483	145,757

Cash and cash equivalents at beginning of the period	594,811	514,712

Translation differences in cash or cash equivalent	28,800	12,978

Cash and cash equivalents at end of the period	794,094	673,447

Notes to the Consolidated Condensed Interim Financial Statements

Note 1. - Nature of the business

Atlantica Yield plc (“Atlantica” or the “Company”) was incorporated in England and Wales as a private limited company on December 17, 2013 under the name Abengoa Yield Limited. On March 19, 2014, the Company was re-registered as a public limited company, under the name Abengoa Yield plc. On May 13, 2016, the change of the Company´s registered name to Atlantica Yield plc was filed with the Registrar of Companies in the United Kingdom.

Atlantica is a total return company that owns, manages and acquires renewable energy, conventional power, electric transmission lines and water assets focused on North America (the United States and Mexico), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa).

The Company’s largest shareholder is Abengoa S.A. (“Abengoa”), which, based on the most recent public information, currently owns a 41.47 % stake in Atlantica. Abengoa does not consolidate the Company in its consolidated financial statements.

On June 18, 2014, Atlantica closed its initial public offering issuing 24,850,000 ordinary shares. The shares were offered at a price of $29 per share, resulting in gross proceeds to the Company of $720,650 thousand. The underwriters further purchased 3,727,500 additional shares from the selling shareholder, a subsidiary wholly owned by Abengoa, at the public offering price less fees and commissions to cover over-allotments (“greenshoe”) driving the total proceeds of the offering to $828,748 thousand.

Prior to the consummation of this offering, Abengoa contributed, through a series of transactions, which we refer to collectively as the “Asset Transfer,” ten concessional assets described below, certain holding companies and a preferred equity investment in Abengoa Concessoes Brasil Holding (“ACBH”), which is a subsidiary of Abengoa engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines. As consideration for the Asset Transfer, Abengoa received a 64.28% interest in Atlantica and $655.3 million in cash, corresponding to the net proceeds of the initial public offering less $30 million retained by Atlantica for liquidity purposes.

Atlantica’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014.

On February 28, 2017, the Company closed the acquisition of a 12.5% interest in a 114-mile transmission line in the U.S, from Abengoa. The asset will receive a Federal Energy Regulatory Commission (“FERC”) regulated rate of return, and is currently under development, with Commercial Operation Date (“COD”) expected in 2020.

On July 20, 2017, the Company reached an agreement to acquire, subject to approvals from the relevant authorities in Peru, a 4MW hydroelectric power plant in Peru for approximately $9 million.

The following table provides an overview of the concessional assets the Company owned as of September 30, 2017 (excluding the 12.5% interest in the transmission line in the U.S. acquired in February 2017):

Assets	Type	Ownership	Location	Currency(8)	Capacity (Gross)	Counterparty Credit Ratings(9)	COD	Contract Years Left (12)

Solana	Renewable (Solar)	100% Class B(1)	Arizona (USA)	USD	280 MW	A-/A3/A-	4Q 2013	27

Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	A-/A3/A-	4Q 2014	23

Solaben 2 & 3	Renewable (Solar)	70%(2)	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	3Q 2012 & 2Q 2012	21&20

Solacor 1 & 2	Renewable (Solar)	87%(3)	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	1Q 2012 & 1Q 2012	20

PS10/PS20	Renewable (Solar)	100%	Spain	Euro	31 MW	BBB+/Baa2/BBB+	1Q 2007 & 2Q 2009	15&17

Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	3Q 2011& 4Q 2011	20

Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	3Q 2012& 3Q 2012	21

Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	BBB+/Baa2/BBB+	2Q 2010 & 2Q 2010& 3Q 2010	18&18&19

Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	3Q 2013	22

Seville PV	Renewable (Solar)	80%(7)	Spain	Euro	1 MW	BBB+/Baa2/BBB+	3Q 2006	19

Kaxu	Renewable (Solar)	51%(4)	South Africa	Rand	100 MW	BB+/Baa3/BB+(10)	1Q 2015	18

Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(11)	2Q 2014	17

Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(11)	4Q 2014	18

ACT	Conventional Power	100%	Mexico	USD	300 MW	BBB+/Baa3/ BBB+	2Q 2013	16

ATN	Transmission line	100%	Peru	USD	362 miles	BBB+/A3/BBB+	1Q 2011	24

ATS	Transmission line	100%	Peru	USD	569 miles	BBB+/A3/BBB+	1Q 2014	27

ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2Q 2015	16

Quadra 1	Transmission line	100%	Chile	USD	49 miles	Not rated	2Q 2014	18

Quadra 2	Transmission line	100%	Chile	USD	32 miles	Not rated	1Q 2014	18

Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB+/Baa2/BBB+	4Q 2007	21

Skikda	Water	34.2%(5)	Algeria	USD	3.5 M ft3/day	Not rated	1Q 2009	17

Honaine	Water	25.5%(6)	Algeria	USD	7 M ft3/ day	Not rated	3Q 2012	21

(1)
On September 30, 2013, Liberty Interactive Corporation invested $300,000 thousand in Class A membership interests in exchange for the right to receive between 54.06% and 61.20% of taxable losses and distributions until such time as Liberty reaches a certain rate of return, or the “Flip Date”, and 22.60% of taxable losses and distributions thereafter once certain conditions are met.

(2)	Itochu Corporation, a Japanese trading company, holds 30% of the shares in each of Solaben 2 and Solaben 3.

(3)	JGC, a Japanese engineering company, holds 13% of the shares in each of Solacor 1 and Solacor 2.

(4)	Kaxu is owned by the Company (51%), Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%).

(5)	Algerian Energy Company, SPA owns 49% of Skikda and Sadyt (Sociedad Anónima Depuración y Tratamientos) owns the remaining 16.83%.

(6)	Algerian Energy Company, SPA owns 49% of Honaine and Sadyt (Sociedad Anónima Depuración y Tratamientos) owns the remaining 25.5%.

(7)	Instituto para la Diversificación y Ahorro de la Energía (“IDAE”), a Spanish state owned company, holds 20% of the shares in Seville PV.

(8)	Certain contracts denominated in U.S. dollars are payable in local currency.

(9)	Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch.

(10)	Refers to the credit rating of the Republic of South Africa. The offtaker is Eskom, which is a state-owned utility company in South Africa.

(11)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.

(12)	As of December 31, 2016.

As disclosed in the Company´s Annual Report on Form 20-F for the year ended December 31, 2016 (the “2016 20-F”), Abengoa reported that on November 27, 2015, it filed a communication pursuant to article 5 bis of the Spanish Insolvency Law 22/2003 with the Mercantile Court of Seville nº 2. On November 8, 2016, the Judge of the Mercantile Court of Seville declared judicial approval of Abengoa´s restructuring agreement, extending the terms of the agreement to those creditors who had not approved the restructuring agreement.

On February 3, 2017, Abengoa announced it obtained approval from creditors representing 94% of its financial debt after the supplemental accession period. On March 31, 2017 Abengoa announced the completion of the restructuring. As a result, Atlantica received Abengoa debt and equity instruments in exchange of the guarantee previously provided by Abengoa regarding the preferred equity investment in ACBH. In addition, the Company invested in Abengoa´s issuance of asset-backed notes (the “New Money 1 Tradable Notes”) in order to convert the junior status of the Abengoa debt received into senior debt (see note 8 and as explained in note 1 of the 2016 20-F).

The financing arrangement of Kaxu contained as of December 31, 2016 cross-default provisions related to Abengoa, such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger defaults under such project financing arrangement. In March 2017, the Company signed a waiver which gives clearance to cross-default that might have arisen from Abengoa insolvency and restructuring up to that date, but does not extend to potential future cross-default events.

The financing arrangement of Cadonal also contained cross-default provisions with Abengoa and a waiver was obtained in 2016, subject to certain conditions. These conditions were met in October 2017.

In addition, as of December 31, 2016 the financing arrangements of Kaxu, ACT, Solana and Mojave contained a change of ownership clause that would be triggered if Abengoa ceased to own at least 35% of Atlantica’s shares (30% in the case of Solana and Mojave). Based on the most recent public information, Abengoa currently owns 41.47% of Atlantica shares and 41.44% of the outstanding shares have been pledged as guarantee of the New Money 1 Tradable Notes and loans. Abengoa has announced publicly that they have organized a process for the divestiture of the shares they own in the Company, which is currently ongoing. On November 1, 2017 Abengoa announced it has reached an agreement with Algonquin Power & Utilities Corp. (“Algonquin”) to sell a 25% stake in Atlantica subject to conditions precedent. Additionally, Abengoa has communicated that it intends to sell its remaining 16.5% stake over the upcoming months in a private transaction subject to approval by the U.S. Department of Energy (the “DOE”). Algonquin has an option to purchase this remaining stake until March 2018. If Abengoa ceases to comply with its obligation to maintain its 35% ownership of Atlantica’s shares (30% in the case of Solana and Mojave), such reduced ownership would put the Company in breach of covenants under the applicable project financing arrangements.

In the case of Solana and Mojave, a forbearance agreement was signed in 2016 with the DOE, with respect to these assets covering reductions of Abengoa’s ownership resulting from (i) a court-ordered or lender-initiated foreclosure pursuant to the existing pledge over Abengoa’s shares of the Company that occurred prior to March 31, 2017, (ii) a sale or other disposition at any time pursuant to a bankruptcy proceeding by Abengoa, (iii) changes in the existing Abengoa pledge structure in connection with Abengoa’s restructuring process, aimed at pledging the shares under a new holding company structure, and (iv) capital increases by us. In the event of other reductions of Abengoa’s ownership below the minimum ownership threshold resulting from sales of shares by Abengoa, DOE remedies will not include debt acceleration, but DOE remedies available would include limitations on distributions to the Company from its subsidiaries. In addition, the minimum ownership threshold for Abengoa in Atlantica has been reduced from 35% to 30%. In November 2017, the Company signed a consent which reduces this minimum ownership required by Abengoa in Atlantica to 16%, subject to certain conditions precedent most of which are beyond the control of Atlantica (see Note 11).

In the case of Kaxu, in March 2017 the Company signed a waiver, which allows reduction of ownership by Abengoa below the 35% threshold if it is done in the context of the restructuring plan. Additionally, the Company obtained in October 2017 the waiver for ACT.

Additionally, on February 10, 2017, the Company issued senior secured notes (“the “Note Issuance Facility”) with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €275 million (approximately $325 million as of September 30, 2017). The proceeds of the Note Issuance Facility were used to fully repay Tranche B under the Company´s Credit Facility, which was then canceled (see note 14).

These Consolidated Condensed Interim Financial Statements were approved by the Board of Directors of the Company on November 10, 2017.

Note 2. - Basis of preparation

The accompanying unaudited Consolidated Condensed Interim Financial Statements represent the consolidated results of the Company and its subsidiaries.

The Company entered into an agreement with Abengoa on June 13, 2014 (the “ROFO Agreement”), as amended and restated on December 9, 2014, that provides the Company with a right of first offer on any proposed sale, transfer or other disposition of any of Abengoa’s contracted renewable energy, conventional power, electric transmission or water assets in operation and located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, as well as four assets in selected countries in Africa, the Middle East and Asia.

The Company elected to account for the assets acquisitions under the ROFO Agreement using the Predecessor values as long as Abengoa had control over the Company, given that these were transactions between entities under common control. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entities as of the date of the transaction has been reflected as an adjustment to equity.

Abengoa has not had control over the Company since December 31, 2015. Therefore, any acquisition from Abengoa is accounted for in the consolidated accounts of Atlantica Yield since December 31, 2015, in accordance with IFRS 3, Business Combinations.

The Company’s annual consolidated financial statements as of December 31, 2016, were approved by the Board of Directors on February 24, 2017.

These Consolidated Condensed Interim Financial Statements are presented in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting”. In accordance with IAS 34, interim financial information is prepared solely in order to update the most recent annual consolidated financial statements prepared by the Company, placing emphasis on new activities, occurrences and circumstances that have taken place during the nine-month period ended September 30, 2017 and not duplicating the information previously published in the annual consolidated financial statements for the year ended December 31, 2016. Therefore, the Consolidated Condensed Interim Financial Statements do not include all the information that would be required in complete consolidated financial statements prepared in accordance with the IFRS-IASB (“International Financial Reporting Standards-International Accounting Standards Board”). In view of the above, for an adequate understanding of the information, these Consolidated Condensed Interim Financial Statements must be read together with Atlantica’s consolidated financial statements for the year ended December 31, 2016 included in the 2016 20-F.

In determining the information to be disclosed in the notes to the Consolidated Condensed Interim Financial Statements, Atlantica, in accordance with IAS 34, has taken into account its materiality in relation to the Consolidated Condensed Interim Financial Statements.

The Consolidated Condensed Interim Financial Statements are presented in U.S. dollars, which is the Company’s functional and presentation currency. Amounts included in these consolidated condensed interim financial statements are all expressed in thousands of U.S. dollars, unless otherwise indicated.

Certain prior period amounts have been reclassified to conform to the current period presentation.

Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2017 under IFRS-IASB, applied by the Company in the preparation of these Consolidated Condensed Interim Financial Statements:

•	IAS 7 (Amendment) ‘Disclosure Initiative’. Requirements for additional disclosures in order to provide users with improved financial information.

•	IAS 12 (Amendment) ‘Recognition for Deferred Tax for Unrealised Losses’. Clarification of recognition of deferred tax assets for unrealized losses.

The applications of these amendments have not had any material impact on these Consolidated Condensed Interim Financial Statements.

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning after September 30, 2017:

•	IFRS 9 ’Financial Instruments’. This Standard is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•	IFRS 15 ’Revenues from contracts with Customers’. This Standard is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•
IFRS 15 (Clarifications) ’Revenues from contracts with Customers’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•	IFRS 16 ’Leases’. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

•
IFRS 2 (Amendment) ‘Classification and Measurement of Share-based Payment Transactions’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•
IFRS 4 (Amendment). Applying IFRS 9 ‘Financial Instruments’ with IFRS 4 ‘Insurance Contracts’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•	IAS 40 (Amendment). Transfers of Investment Property. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•	Annual Improvements to IFRSs 2014-2016 cycles. This Standard is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB.

•	IFRIC 22 Foreign Currency Transactions and Advance Consideration. This Standard is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB.

•
IFRS 10 and IAS 28. Parent disposes of (or contributes) its controlling interest in a subsidiary to an existing associate or joint venture. Effective date beginning on or after a date to be determined by the IASB.

The Company does not anticipate any significant impact on the consolidated condensed financial statements derived from the application of the new standards and amendments that will be effective for annual periods beginning after September 30, 2017, although it is currently still in the process of evaluating such application.

Use of estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on the Company´s historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Company operates, taking into account future development of our businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in these Consolidated Condensed Interim Financial Statements, are as follows:

•	Contracted concessional agreements.

•	Impairment of intangible assets and property, plant and equipment.

•	Assessment of control.

•	Derivative financial instruments and fair value estimates.

•	Income taxes and recoverable amount of deferred tax assets.

As of the date of preparation of these Consolidated Condensed Interim Financial Statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at September 30, 2017 are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the period in which the change occurs.

Note 3. - Financial risk management

Atlantica’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Finance and Compliance Departments, which are responsible for identifying and evaluating financial risks quantifying them by project, region and company, in accordance with mandatory internal management rules. Written internal policies exist for global risk management, as well as for specific areas of risk. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

These Consolidated Condensed Interim Financial Statements do not include all financial risk management information and disclosures required for annual financial statements, and should be read together with the information included in Note 3 to Atlantica’s Annual Consolidated Financial Statements as of December 31, 2016.

Note 4. - Financial information by segment

Atlantica’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating segments are based on the following geographies where the contracted concessional assets are located:

•	North America

•	South America

•	EMEA

Based on the type of business, as of September 30, 2017, the Company had the following business sectors:

Renewable energy: Renewable energy assets include two solar plants in the United States, Solana and Mojave, each with a gross capacity of 280 MW and located in Arizona and California, respectively. The Company owns eight solar platforms in Spain: Solacor 1 and 2 with a gross capacity of 100 MW, PS10 and PS20 with a gross capacity of 31 MW, Solaben 2 and 3 with a gross capacity of 100 MW, Helioenergy 1 and 2 with a gross capacity of 100 MW, Helios 1 and 2 with a gross capacity of 100 MW, Solnova 1, 3 and 4 with a gross capacity of 150 MW, Solaben 1 and 6 with a gross capacity of 100 MW and Seville PV with a gross capacity of 1 MW. The Company also owns a solar plant in South Africa, Kaxu with a gross capacity of 100 MW. Additionally, the Company owns two wind farms in Uruguay, Palmatir and Cadonal, with a gross capacity of 50 MW each.

Conventional power: The Company´s sole conventional power asset is ACT, a 300 MW cogeneration plant in Mexico, which is party to a 20-year take-or-pay contract with Pemex for the sale of electric power and steam.

Electric transmission lines: Electric transmission assets include (i) three lines in Peru, ATN, ATS and ATN2, spanning a total of 1,012 miles; and (ii) three lines in Chile, Quadra 1, Quadra 2 and Palmucho, spanning a total of 87 miles.

Water: Water assets include a minority interest in two desalination plants in Algeria, Honaine and Skikda with an aggregate capacity of 10.5 M ft3 per day.

Atlantica’s Chief Operating Decision Maker (CODM) assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenues as a measure of the business activity and the Further Adjusted EBITDA as a measure of the performance of each segment. Further Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in these consolidated financial statements, and compensation received from Abengoa in lieu of ACBH dividends.

In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and Further Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

In the nine-month periods ended September 30, 2017 and September 30, 2016, Atlantica had three customers with revenues representing more than 10% of the total revenues, two in the renewable energy and one in the conventional power business sector.

a)	The following tables show Revenues and Further Adjusted EBITDA by operating segments and business sectors for the nine-month periods ended September 30, 2017 and 2016:

	Revenue		Further Adjusted EBITDA
	For the nine-month period ended September 30,		For the nine-month period ended September 30,
	($ in thousands)
Geography	2017	2016	2017	2016
North America	270,037	275,340	243,289	244,220
South America	90,005	88,164	84,174	93,553
EMEA	415,137	399,446	296,464	282,331
Total	775,179	762,950	623,927	620,104

	Revenue		Further Adjusted EBITDA
	For the nine-month period ended September 30,		For the nine-month period ended September 30,
	($ in thousands)
Business sectors	2017	2016	2017	2016
Renewable energy	594,476	578,256	462,607	448,992
Conventional power	89,653	94,921	79,969	80,124
Electric transmission lines	71,064	70,735	68,649	79,910
Water	19,986	19,039	12,702	11,078
Total	775,179	762,950	623,927	620,104

The reconciliation of segment Further Adjusted EBITDA with the profit/(loss) attributable to the Company is as follows:

	For the nine-month period ended September 30, ($ in thousands)
	2017	2016
Profit/(Loss) attributable to the Company	42,582	9,658
(Loss)/Profit attributable to non-controlling interests	2,470	7,181
Income tax	25,330	45,964
Share of (profits)/losses of associates	(3,700)	(5,104)
Dividend from exchangeable preferred equity investment in ACBH (see Note 19)	10,383	21,179
Financial expense, net	310,431	306,823
Depreciation, amortization, and impairment charges	236,431	234,403

Total segment Further Adjusted EBITDA	623,927	620,104

b)	The assets and liabilities by operating segments (and business sector) as of September 30, 2017 and December 31, 2016 are as follows:

Assets and liabilities by geography as of September 30, 2017:

	North America	South America	EMEA	Balance as of September 30,
				2017
	($ in thousands)
Assets allocated
Contracted concessional assets	3,840,618	1,111,770	4,152,392	9,104,780
Investments carried under the equity method	-	-	54,583	54,583
Current financial investments	119,819	69,167	30,471	219,457
Cash and cash equivalents (project companies)	194,449	35,980	366,536	596,965
Subtotal allocated	4,154,886	1,216,917	4,603,982	9,975,785
Unallocated assets
Other non-current assets				241,722
Other current assets (including cash and cash equivalents at holding company level)				495,075
Subtotal unallocated				736,797
Total assets				10,712,582

	North America	South America	EMEA	Balance as of September 30,
				2017
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	1,886,883	882,649	2,810,008	5,579,540
Grants and other liabilities	1,543,939	1,577	40,681	1,586,197
Subtotal allocated	3,430,822	884,226	2,850,689	7,165,737
Unallocated liabilities
Long-term and short-term corporate debt				700,886
Other non-current liabilities				591,626
Other current liabilities				214,953
Subtotal unallocated				1,507,465
Total liabilities				8,673,202
Equity unallocated				2,039,380
Total liabilities and equity unallocated				3,546,845
Total liabilities and equity				10,712,582

Assets and liabilities by geography as of December 31, 2016:

	North America	South America	EMEA	Balance as of December 31,
				2016
	($ in thousands)
Assets allocated
Contracted concessional assets	3,920,106	1,144,712	3,859,454	8,924,272
Investments carried under the equity method	-	-	55,009	55,009
Current financial investments	136,665	62,215	29,158	228,038
Cash and cash equivalents (project companies)	185,970	40,015	246,671	472,656
Subtotal allocated	4,242,741	1,246,942	4,190,292	9,679,975
Unallocated assets
Other non-current assets				272,664
Other current assets (including cash and cash equivalents at holding company level)				345,160
Subtotal unallocated				617,824
Total assets				10,297,799

	North America	South America	EMEA	Balance as of December 31,
				2016
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	1,870,861	895,316	2,564,290	5,330,467
Grants and other liabilities	1,575,303	1,512	35,230	1,612,045
Subtotal allocated	3,446,164	896,828	2,599,520	6,942,512
Unallocated liabilities
Long-term and short-term corporate debt				668,201
Other non-current liabilities				546,053
Other current liabilities				181,922
Subtotal unallocated				1,396,176
Total liabilities				8,338,688
Equity unallocated				1,959,111
Total liabilities and equity unallocated				3,355,287
Total liabilities and equity				10,297,799

Assets and liabilities by business sectors as of September 30, 2017:

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of September 30,
					2017
	($ in thousands)
Assets allocated
Contracted concessional assets	7,449,358	659,135	905,186	91,101	9,104,780
Investments carried under the equity method	12,550	-	-	42,033	54,583
Current financial investments	16,439	119,798	69,156	14,064	219,457
Cash and cash equivalents (project companies)	551,852	20,947	11,580	12,586	596,965
Subtotal allocated	8,030,199	799,880	985,922	159,784	9,975,785
Unallocated assets
Other non-current assets					241,722
Other current assets (including cash and cash equivalents at holding company level)					495,075
Subtotal unallocated					736,797
Total assets					10,712,582

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of September30,
					2017
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	4,251,175	584,081	707,589	36,695	5,579,540
Grants and other liabilities	1,585,025	396	776	-	1,586,197
Subtotal allocated	5,836,200	584,477	708,365	36,695	7,165,737
Unallocated liabilities
Long-term and short-term corporate debt					700,886
Other non-current liabilities					591,626
Other current liabilities					214,953
Subtotal unallocated					1,507,465
Total liabilities					8,673,202
Equity unallocated					2,039,380
Total liabilities and equity unallocated					3,546,845
Total liabilities and equity					10,712,582

Assets and liabilities by business sectors as of December 31, 2016;

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of December 31,
					2016
	($ in thousands)
Assets allocated
Contracted concessional assets	7,255,308	646,927	929,005	93,032	8,924,272
Investments carried under the equity method	12,953	-	-	42,056	55,009
Current financial investments	13,661	136,644	62,215	15,518	228,038
Cash and cash equivalents (project companies)	420,215	30,295	11,357	10,789	472,656
Subtotal allocated	7,702,137	813,866	1,002,577	161,395	9,679,975
Unallocated assets
Other non-current assets					272,664
Other current assets (including cash and cash equivalents at holding company level)					345,160
Subtotal unallocated					617,824
Total assets					10,297,799

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of December 31,
					2016
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	3,979,096	598,256	711,517	41,598	5,330,467
Grants and other liabilities	1,611,067	239	739	-	1,612,045
Subtotal allocated	5,590,163	598,495	712,256	41,598	6,942,512
Unallocated liabilities
Long-term and short-term corporate debt					668,201
Other non-current liabilities					546,053
Other current liabilities					181,922
Subtotal unallocated					1,396,176
Total liabilities					8,338,688
Equity unallocated					1,959,111
Total liabilities and equity unallocated					3,355,287
Total liabilities and equity					10,297,799

c)	The amount of depreciation, amortization and impairment charges recognized for the nine-month periods ended September 30, 2017 and 2016 are as follows:

	For the nine-month period ended September 30,
Depreciation, amortization and impairment by geography	2017	2016
	($ in thousands)
North America	(97,076)	(96,968)
South America	(30,558)	(31,487)
EMEA	(108,797)	(105,948)
Total	(236,431)	(234,403)

	For the nine-month period ended September 30,
Depreciation, amortization and impairment by business sectors	2017	2016
	($ in thousands)
Renewable energy	(215,059)	(212,928)
Electric transmission lines	(21,372)	(21,475)
Total	(236,431)	(234,403)

Note 5. - Changes in the scope of the Consolidated Condensed Interim Financial Statements

For the nine-month period ended September 30, 2017

There is no change in the scope of the Consolidated Condensed Interim Financial Statement for this period.

For the nine-month period ended September 30, 2016

On January 7, 2016, the Company closed the acquisition of a 13% stake in Solacor 1/2 from JGC, which reduced JGC´s ownership in Solacor 1/2 to 13%. The total purchase price for these assets amounted to $19,923 thousand.

The difference between the amount of Non-Controlling interest representing the 13% interest held by JGC accounted for in the consolidated accounts at the purchase date, and the purchase price has been recorded in equity in these Consolidated Condensed Interim Financial Statements, pursuant to IFRS 10, Consolidated Financial Statements.

On August 3, 2016, the Company completed the acquisition of an 80% stake in Seville PV. Total purchase price paid for this asset amounted to $3,214 thousand. The purchase has been accounted for in the consolidated accounts of Atlantica Yield, in accordance with IFRS 3, Business Combinations.

Note 6. - Contracted concessional assets

The detail of contracted concessional assets included in the heading ‘Contracted concessional assets’ as of September 30, 2017 and December 31, 2016 is as follows:

	Balance as of September 30,	Balance as of December 31,
	2017	2016
	($ in thousands)
Contracted concessional assets cost	10,561,290	10,067,596
Amortization and impairment	(1,456,510)	(1,143,324)
Total	9,104,780	8,924,272

Contracted concessional assets include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IAS 17, and PS10, PS20 and Seville PV which are recorded as property plant and equipment in accordance with IAS 16. Concessional assets recorded in accordance with IFRIC 12 are either intangible or financial assets. As of September 30, 2017, contracted concessional financial assets amount to $936,328 thousand ($928,720 thousand as of December 31, 2016).

The increase in the contracted concessional assets cost is primarily due to the higher value of assets denominated in euros since the exchange rate of the euro has risen against the U.S. dollar since December 31, 2016.

No losses from impairment of contracted concessional assets were recorded during the nine-month period ended September 30, 2017 ($17.3 million and $3.1 million in the last quarter of 2016 in Cadonal and Palmatir, respectively).

The Company identified a triggering event of impairment for Solana as a result of the generation of the plant having been lower than expected during the third quarter of 2017 related to an incident with electric transformers which took place in July 2017. This project is within the Renewable energy sector and North America geography. The Company therefore performed an impairment test as of September 30, 2017, which resulted in the recoverable amount (value in use) exceeding the carrying amount of the asset by 6%. To determine the value in use of the asset, a specific discount rate has been used in each year considering changes in the debt/equity leverage ratio over the useful life of this project, resulting in the use of a range of discount rates between 4.1% and 5.0%.

An adverse change in the key assumptions which are individually used for the valuation would not lead to future impairment recognition; neither a 5% decrease in generation over the entire remaining useful life (PPA) of the project nor an increase of 50 basis points in the discount rate would lead to any impairment.

Note 7. - Investments carried under the equity method

The table below shows the breakdown of the investments held in associates as of September 30, 2017 and December 31, 2016:

	Balance as of September 30,	Balance as of December 31,
	2017	2016
	($ in thousands)
Evacuación Valdecaballeros, S.L.	9,262	9,528
Myah Bahr Honaine, S.P.A.(*)	42,033	42,056
Pectonex, R.F. Proprietary Limited	3,288	3,425
Evacuación Villanueva del Rey, S.L	-	-
Total	54,583	55,009

(*) Myah Bahr Honaine, S.P.A., the project entity, is 51% owned by Geida Tlemcen, S.L. which is accounted for using the equity method in these Consolidated Condensed Interim Financial Statements. Geida Tlemcen, S.L. is 50% owned by Atlantica.

Note 8. - Financial investments

The detail of Non-current and Current financial investment as of September 30, 2017 and December 31, 2016 are as follows:

	Balance as of September 30,	Balance as of December 31,
	2017	2016
	($ in thousands)
Preferred equity in ACBH	-	30,488
Other receivable accounts	33,337	35,463
Derivative assets	6,777	3,822
Other financial investments	2,088	-
Total non-current financial investments	42,202	69,773

Financial assets available for sale	2,983	-
Contracted concessional financial assets	131,579	147,256
Other receivable accounts	88,056	80,782
Total current financial investments	222,618	228,038

Further to the completion of a series of conditions precedent that made Abengoa´s restructuring effective as of March 31, 2017, the guarantee provided by Abengoa regarding the preferred equity investment in ACBH, which supported the fair value of this instrument of $30.5 million as of December 31, 2016, was canceled, which reduced the fair value of this instrument to nil. In exchange for the guarantee provided by Abengoa being canceled, the Company received a certain amount of equity in Abengoa, and Corporate tradable bonds issued by Abengoa and subject to a 5.5-year period stay (extendable to a 2 additional years subject further to the senior old money creditors´consent) and with a 1.5% annual interest rate (0.25% cash, 1.25% PIK).

Further to the restructuring agreement of Abengoa being made effective, the Company was assigned an amount of New Money 1 Tradable Notes of $44.5 million in exchange for contributing $43.6 million of cash. As a result of this contribution, the corporate tradable bonds detailed above are ranked as senior debt. The Company sold all the New Money 1 Tradable Notes it was assigned during the month of April 2017 for $44.9 million.

New Money 1 Tradable Notes assigned to Atlantica, Corporate tradable bonds and shares in Abengoa received, together are further referred as “Abengoa Debt and Equity Instruments”. These are all Available for Sale financial assets, of which a significant portion has been sold during the second and third quarter of 2017. The fair value of the remaining portion as of September 30, 2017 amounts to $3.0 million, and is classified as current financial investments.

Derecognition of the fair value assigned to the ACBH preferred equity investment and recognition of the Abengoa Debt and Equity Instruments resulted in a loss of $5.8 million. The partial sale of these instruments resulted in a profit of $5.3 million. Both impacts are accounted for in the Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2017 as Other net financial income and expenses (see Note 19).

Prior to Abengoa´s restructuring agreement being made effective, Abengoa acknowledged that it failed to fulfill its obligations under the agreements related to the preferred equity investment in ACBH and, as a result, Atlantica is the legal owner of the dividends amounting to $10.4 million declared on February 24, 2017, that the Company retained from Abengoa. Upon receipt of Abengoa Debt and Equity Instruments, the Company waived its rights under the guarantee provided by Abengoa related to the ACBH agreements, including its right to retain the dividends payable to Abengoa.

Other non-current financial investments as of September 30, 2017, relate to the $2.1 million investment made by the Company accounting for a 12.5% interests in a 114-mile transmission line in the U.S.

Note 9. - Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of September 30, 2017 and December 31, 2016 are as follows:

	Balance as of September 30, 2017		Balance as of December 31, 2016
($ in thousands)	Assets	Liabilities	Assets	Liabilities
Derivatives - cash flow hedge	6,777	365,534	3,822	349,266

The derivatives are primarily interest rate cash-flow hedges. All are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements. These are classified as Level 2 (see Note 10).

On May 12, 2015, the Company entered into a currency swap agreement with Abengoa which provides for a fixed exchange rate for the cash available for distribution from the Company’s Spanish assets. The distributions from the Spanish assets are paid in euros and the currency swap agreement provides for a fixed exchange rate at which euros will be converted into U.S. dollars. The currency swap agreement has a five-year term, and is valued by comparing the contracted exchange rate and the future exchange rate in the valuation scenario at the maturities dates. The instrument is valued by calculating the cash flow that would be obtained or paid by theoretically closing out the position and then discounting that amount. On September 29, 2017, the Company communicated termination of this agreement to Abengoa.

Additionally, the Company signed during the nine-month period ended September 30, 2017, currency options with leading international financial institutions, which guarantee a minimum Euro-U.S. dollar exchange rates for the distributions expected from Spanish solar assets made in euros during the years 2017, 2018 and part of 2019.

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated condensed income statement is a loss of $54,446 thousand for the nine-month period ended September 30, 2017 (loss of $52,766 thousand in the nine-month period ended September 30, 2016). Additionally, the net amount of the time value component of the cash flow derivatives fair value recognized in the consolidated condensed income statement for the nine-month period ended September 30, 2017 and 2016 was an income of $7 thousand and a loss of $5,213 thousand respectively.

The after-tax results accumulated in equity in connection with derivatives designated as cash flow hedges as of September 30, 2017 and December 31, 2016 amount to a profit of $60,762 thousand and a profit of $52,797 thousand respectively.

Note 10. - Fair value of financial instruments

Financial instruments measured at fair value are presented in accordance with the following level classification based on the nature of the inputs used for the calculation of fair value:

•	Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

•
Level 2: Fair value is measured based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: Fair value is measured based on unobservable inputs for the asset or liability.

As of September 30, 2017 all the financial instruments measured at fair value correspond to derivatives and have been classified as Level 2, except for most of the Abengoa Debt and Equity Instruments received further to the implementation of Abengoa´s restructuring agreement on March 31, 2017 (see note 8), classified as Level 1.

Note 11. - Related parties

Details of balances with related parties as of September 30, 2017 and December 31, 2016 are as follows:

	Balance as of September 30,	Balance as of December 31,
	2017	2016
	($ in thousands)
Credit receivables (current)	11,700	12,031
Total current receivables with related parties	11,700	12,031

Credit receivables (non-current)	2,093	30,505
Total non-current receivables with related parties	2,093	30,505

Trade payables (current)	74,805	61,338
Total current payables with related parties	74,805	61,338

Credit payables (non-current)	103,749	101,750
Total non-current payables with related parties	103,749	101,750

Receivables from related parties as of September 30, 2017 include the remaining portion of Abengoa Debt and Equity Instruments received further to the implementation of Abengoa´s restructuring agreement, pending to be sold. These instruments are accounted for at fair value for $2,983 thousand as of September 30, 2017 and classified as current (see Note 8).

As of December 31, 2016, receivables with related parties primarily corresponded to the preferred equity investment in ACBH for a total amount of $30,488 thousand, classified as non-current (see Note 8).

Credit payables (non-current) primarily relate to payables of projects companies with partners accounted for as non-controlling interests in these consolidated condensed financial statements.

The transactions carried out by entities included in these Consolidated Condensed Interim Financial Statements with related parties not included in the consolidation perimeter of Atlantica, primarily with Abengoa and with subsidiaries of Abengoa, during the nine-month periods ended September 30, 2017 and 2016 have been as follows:

	For the nine-month period ended September 30,
	2017	2016
	($ in thousands)
Services rendered	3,495	110
Services received	(82,012)	(87,044)
Financial income	36	46
Financial expenses	(898)	(1,553)

Services received primarily include operation and maintenance services received by some assets.

The figures detailed in the table above do not include the following financial income recorded in these Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2017 and resulting from the agreement signed with Abengoa in the third quarter of 2016 (see Note 8): compensation received from Abengoa in lieu of dividends from ACBH for $10.4 million.

In addition, Abengoa maintains a number of obligations under EPC, O&M and other contracts, as well as indemnities covering certain potential risks. Additionally, Abengoa represented that further to the accession to the restructuring agreement, Atlantica would not be a guarantor of any obligation of Abengoa with respect to third parties and agreed to indemnify the Company for any penalty claimed by third parties resulting from any breach in such representations. The Company has contingent assets, which have not been recognized as of September 30, 2017, related to the obligations of Abengoa referred above, which result and amounts will depend on the occurrence of uncertain future events.

As explained in Note 1, in November 2017 the Company signed a consent in relation to the Solana and Mojave projects which reduces the minimum ownership required by Abengoa in Atlantica to 16%, subject to certain conditions precedent most of which are beyond the control of the Company, including several payments by Abengoa to Solana before December 2017 and February 2018. These payments for a total of $120 million are related to Abengoa’s obligations as EPC contractor in Solana and would be used to repay Solana project debt ($80 million), for potential required additional repairs in the plant ($25 million) and for covering other Abengoa obligations ($15 million).  Additionally, Abengoa has recognized other obligations considered contingent with Solana for $6.5 million per semester over 10 years starting in December 2018.

The Company entered into a Financial Support Agreement on June 13, 2014 under which Abengoa agreed to maintain any guarantees and letters of credit that have been provided by it on behalf of or for the benefit of Atlantica and its affiliates for a period of five years. In the context of that agreement in which Atlantica agreed that it shall use commercially reasonable efforts to replace guarantees, on June 2017, it agreed to replace guarantees amounting to $112 million previously issued by Abengoa. During the third quarter of 2017, the Company replaced the aforementioned guarantees and received from Abengoa a payment of €7.8 million for existing debts.

Note 12. - Clients and other receivable

Clients and other receivable as of September 30, 2017 and December 31, 2016, consist of the following:

	Balance as of September 30,	Balance as of December 31,
	2017	2016
	($ in thousands)
Trade receivables	223,307	151,199
Tax receivables	26,149	29,705
Prepayments	15,979	10,261
Other accounts receivable	13,025	16,456
Total	278,460	207,621

Increase in trade receivables primarily relates to seasonality of sales in some of the assets.

As of September 30, 2017, and December 31, 2016, the fair value of clients and other receivable accounts does not differ significantly from its carrying value.

Note 13. - Equity

As of September 30, 2017, the share capital of the Company amounts to $10,021,726 represented by 100,217,260 ordinary shares completely subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right. Abengoa´s stake is 41.47% as of September 30, 2017, based on the most recent public information.

Atlantica reserves as of September 30, 2017 are made up of share premium account and distributable reserves.

Retained earnings include results attributable to Atlantica, the impact of the Asset Transfer in equity and the impact of the assets acquisition under the ROFO agreement in equity. The Asset Transfer and the acquisitions under the ROFO agreement were recorded in accordance with the Predecessor accounting principle, given that all these transactions occurred before December 2015, when Abengoa still had control over Atlantica.

Non-controlling interests fully relate to interests held by JGC in Solacor 1 and Solacor 2, by IDAE in Seville PV, by Itochu Corporation in Solaben 2 and Solaben 3, by Algerian Energy Company, SPA and Sadyt in Skikda and by Industrial Development Corporation of South Africa (IDC) and Kaxu Community Trust in Kaxu Solar One (Pty) Ltd.

On February 27, 2017, the Board of Directors declared a dividend of $0.25 per share corresponding to the four quarter of 2016. The dividend was paid on March 15, 2017. From that amount, the Company retained $10.4 million of the dividend attributable to Abengoa.

On May 15, 2017, the Board of Directors declared a dividend of $0.25 per share corresponding to the first quarter of 2017. The dividend was paid on June 15, 2017.

On August 3, 2017, the Board of Directors declared a dividend of $0.26 per share corresponding to the second quarter of 2017. The dividend was paid on September 15, 2017.

In addition, as of September 30, 2017, there was no treasury stock and there have been no transactions with treasury stock during the period then ended.

Note 14. - Corporate debt

The breakdown of the corporate debt as of September 30, 2017 and December 31, 2016 is as follows:

	Balance as of September 30,	Balance as of December 31,
	2017	2016
	($ in thousands)
Non-current	685,014	376,340
Current	15,872	291,861
Total Corporate Debt	700,886	668,201

The repayment schedule for the corporate debt as of September 30, 2017 is as follows:

	($ in thousands)

	Remainder of 2017	Between January and September 2018	Between October and December 2018	2019	2020	Subsequent years	Total

Credit Facility with Financial entities	118	-	116,269	-	-	-	116,387
Note Issuance Facility	53	-	-	-	-	315,568	315,621
2019 Notes	7,438	-	-	253,177	-	-	260,615
Credit Facility July 2017	11	8,252	-	-	-	-	8,263
	7,620	8,252	116,269	253,177	-	315,568	700,886

Current corporate debt corresponds to the accrued interest on the Notes and on the Credit Facility, and to the $8 million financing drawn down in September 2017 from the Credit Facility obtained in July 2017 (see below).

On November 17, 2014, the Company issued Senior Notes due 2019 in an aggregate principal amount of $255,000 thousand (the “2019 Notes”). The 2019 Notes accrue annual interest of 7.00% payable semi-annually beginning on May 15, 2015 until their maturity date of November 15, 2019.

On December 3, 2014, the Company entered into the “Credit Facility”. On December 22, 2014, the Company drew down $125,000 thousand under the Credit Facility. Loans under the Credit Facility accrue interest at a rate per annum equal to: (A) for eurodollar rate loans, LIBOR plus 2.75% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.75%. The interest rate on the Credit Facility is fully hedged by an interest rate swap contracted with HSBC Bank with maturity date December 24, 2018, resulting in the Company paying a net fixed interest rate of 4.7% on the Credit Facility. Loans under the Credit Facility will mature in December 2018. Loans prepaid by the Company under the Credit Facility may be reborrowed. The Credit Facility is secured by pledges of the shares of the guarantors which the Company owns. Loans under the Credit Facility were partially repaid for an amount of $8,000 thousand on September 25, 2017.

On June 26, 2015, the Company increased its existing $125,000 thousand Credit Facility with a revolver tranche B in the amount of $290,000 thousand (the “Credit Facility Tranche B). On September 9, 2015, Credit Facility Tranche B was fully drawn down and the proceeds were used for the acquisition of Solaben 1/6. Tranche B of the Credit Facility was signed for a total amount of $290,000 thousand with Bank of America, N.A., as global coordinator and documentation agent and Barclays Bank plc and UBS AG, London Branch as joint lead arrangers and joint bookrunners. Loans under the Credit facility Tranche B were fully repaid and canceled on February 28, 2017.

On February 10, 2017, the Company issued Senior Notes due 2022, 2023, 2024, the Note Issuance Facility, in an aggregate principal amount of €275,000 thousand. The 2022 to 2024 Notes accrue annual interest, equal to the sum of (i) EURIBOR plus (ii) 4.90%, as determined by the Agent. Interest on the Notes will be payable in cash quarterly in arrears on each interest payment date. The Company will make each interest payment to the holders of record on each interest payment date. The interest rate on the Note Issuance Facility is fully hedged by two interest rate swaps contracted with Jefferies Financial Services, Inc. with effective date March 31, 2017 and maturity date December 31, 2022, resulting in the Company paying a net fixed interest rate of 5.5% on the Note Issuance Facility.

On July 20, 2017, the Company signed a credit facility for up to €10 million (approximately $11.8 million) which is available in euros or US dollars. Amounts drawn accrue interest at a rate per annum equal to EURIBOR plus 2.25% or LIBOR plus 2.25%, depending on the currency. The credit facility has a maturity date of July 20, 2018. As of September 30, 2017, the Company had drawn down €7 million (approximately $8.3 million) and used the entire proceeds to prepay a part of the Tranche A of the Credit Facility.

Note 15. - Project debt

The main purpose of the Company is the long-term ownership and management of contracted concessional assets, such as renewable energy, conventional power, electric transmission line and water assets, which are financed through project debt. This note shows the project debt linked to the contracted concessional assets included in Note 6 of these Consolidated Condensed Interim Financial Statements.

Project debt is generally used to finance contracted assets, exclusively using as guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In most of the cases, the assets and/or contracts are set up as guarantee to ensure the repayment of the related financing.

Compared with corporate debt, project debt has certain key advantages, including a greater leverage and a clearly defined risk profile.

The detail of Project debt of both non-current and current liabilities as of September 30, 2017 and December 31, 2016 is as follows:

	Balance as of September 30,	Balance as of December 31,
	2017	2016
	($ in thousands)
Non-current	5,221,512	4,629,184
Current	358,028	701,283
Total Project debt	5,579,540	5,330,467

The entire debt of Cadonal project is classified as current project debt as of September 30, 2017 as a result of the cross-default provisions with Abengoa subject to certain conditions, which were finally met in October 2017. Debt of Kaxu was classified as short term as of December 31, 2016, but reclassified to long term as of September 30, 2017 further to the waiver obtained in March 2017.

The increase in total project debt is primarily due to the higher value of debt denominated in foreign currencies since their exchange rate has risen against the U.S. dollars since December 31, 2016.

The repayment schedule for Project debt in accordance with the financing arrangements, as of September 30, 2017 is as follows and is consistent with the projected cash flows of the related projects:

Remainder of 2017

Payment of interests accrued as of September 30, 2017	Nominal repayment	Between January and September 2018	Between October and December 2018	2019	2020	2021	Subsequent Years	Total

($ in thousands)
71,661	102,389	102,800	123,005	243,552	262,364	276,970	4,396,799	5,579,540

Note 16. - Grants and other liabilities

	Balance as of September 30,	Balance as of December 31,
	2017	2016
	($ in thousands)
Grants	1,253,281	1,297,755
Other Liabilities	332,916	314,290
Grant and other non-current liabilities	1,586,197	1,612,045

Grants correspond mainly to the ITC Grant awarded by the U.S. Department of the Treasury for Solana and Mojave for a total amount of $779,085 thousand ($803,233 thousand as of December 31, 2016). The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset. The remaining balance corresponds mainly to loans with interest rates below market rates for these two projects for these types of terms, for a total amount of $471,880 thousand ($492,406 thousand as of December 31, 2016). The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded in “Other operating income” starting at the entry into operation of the plants. Total amount of income for these two types of grants for Solana and Mojave is $44.7 million and $44.2 million for the nine-month periods ended September 30, 2017 and 2016, respectively. Residual amounts recorded in “Other operating income” are primarily from insurance proceeds received from claims in some of the assets of the Company.

As of September 30, 2017, Other liabilities include $276,665 thousand related to the non-current portion of the investment from Liberty Interactive Corporation (‘Liberty’) made on October 2, 2013. The current portion is recorded in other current liabilities (see Note 17).

Note 17. - Trade payables and other current liabilities

Trade payable and other current liabilities as of September 30, 2017 and December 31, 2016 are as follows:

	Balance as September 30,	Balance as December 31,
	2017	2016
	($ in thousands)
Trade accounts payable	139,051	121,527
Down payments from clients	6,288	6,153
Suppliers of concessional assets current	27	380
Liberty	21,433	21,461
Other accounts payable	10,330	10,984
Total	177,129	160,505

Nominal values of Trade payables and other current liabilities are considered to approximately equal to fair values and the effect of discounting them is not significant.

The Company is dealing with various legal claims with a high degree of uncertainty regarding the amounts and which outcome is considered as remote. As a result, the Company did not recognize any provision for these claims in these consolidated condensed interim financial statements as of September 30, 2017.

Note 18. - Income Tax

The effective tax rate for the periods presented has been established based on Management’s best estimates.

In the nine-month period ended September 30, 2017, Income tax amounted to a $25,330 thousand expense with respect to a profit before income tax of $75,168 thousand. In the nine-month period ended September 30, 2016, Income tax amounted to a $45,964 thousand expense with respect to a profit before income tax of $62,803 thousand. The effective tax rate differs from the nominal tax rate mainly due to permanent differences and treatment of tax credits in some jurisdictions.

Note 19. - Financial income and expenses

Financial income and expenses

The following table sets forth our financial income and expenses for the nine-month period ended September 30, 2017 and 2016:

	For the nine-month period ended September 30,
Financial income	2017	2016
	($ in thousands)
Interest income from loans and credits	224	179
Interest rates benefits derivatives: cash flow hedges	907	817
Total	1,131	996

	For the nine-month period ended September 30,
Financial expenses	2017	2016
Expenses due to interest:	($ in thousands)
- Loans from credit entities	(188,136)	(181,138)
- Other debts	(65,088)	(64,149)
Interest rates losses derivatives: cash flow hedges	(55,346)	(58,796)
Total	(308,570)	(304,083)

Interests from other debts are primarily interest on the notes issued by ATS, ATN, ATN2, Atlantica and Solaben Luxembourg and interest related to the investment from Liberty (see Note 16). Losses from interest rate derivatives designated as cash flow hedges correspond mainly to transfers from equity to financial expense when the hedged item is impacting the consolidated condensed income statement.

Other net financial income and expenses

The following table sets out ‘Other net financial income and expenses” for the nine-month period ended September 30, 2017, and 2016:

Other financial income / (expenses)	For the nine-month period ended September 30,
	2017	2016
	($ in thousands)
Dividend from ACBH (Brazil)	10,383	21,179
Impairment preferred equity investment in ACBH	-	(22,076)
Other financial income	9,151	12,342
Other financial losses	(18,232)	(10,270)
Total	1,302	1,175

According to the agreement reached with Abengoa in the third quarter of 2016, Abengoa acknowledged that Atlantica is the legal owner of the dividends declared on February 24, 2017 and retained from Abengoa amounting to $10.4 million. As a result, the Company recorded $10.4 million as Other financial income in accordance with the accounting treatment given previously to the ACBH dividend.

Other financial losses for the nine-month period ended September 30, 2017, consist primarily of a loss resulting from the derecognition of the fair value assigned to ACBH preferred equity investment and recognition of the Abengoa Debt and Equity Instruments for $5.8 million (see Note 8) and discontinuation of the hedge accounting for the currency swap agreement with Abengoa for $4.8 million (see Note 9). Residual items presented as Other financial losses are guarantees and letters of credit, wire transfers, other bank fees and other minor financial expenses.

Other financial income for the nine-month period ended September 30, 2017, consists primarily of a profit resulting from the sale of a significant portion of the Abengoa Debt and Equity instruments for $5.3 million (see Note 8).

Note 20. - Other operating expenses

The table below shows the detail of Other operating expenses for the nine-month periods ended September 30, 2017, and 2016:

Other Operating expenses	For the nine-month period ended September 30,
	2017	2016
	($ in thousands)
Leases and fees	(5,192)	(3,860)
Operation and maintenance	(90,215)	(87,363)
Independent professional services	(19,925)	(18,648)
Supplies	(14,409)	(11,819)
Insurance	(17,782)	(17,355)
Levies and duties	(44,083)	(34,162)
Other expenses	(2,067)	(3,398)
Total	(193,673)	(176,605)

Note 21. - Earnings per share

Basic earnings per share has been calculated by dividing the loss attributable to equity holders by the average number of shares outstanding. Diluted earnings per share equals basic earnings per share for the periods presented.

	For the nine-month period ended September 30,
Item	2017	2016
	($ in thousands)
Profit/ (loss) from continuing operations attributable to Atlantica Yield Plc.	42,582	9,658
Average number of ordinary shares outstanding (thousands) - basic and diluted	100,217	100,217
Earnings per share from continuing operations (US dollar per share) - basic and diluted	0.42	0.10
Earnings per share from profit/(loss) for the period (US dollar per share) - basic and diluted	0.42	0.10

Note 22. - Subsequent events

On November 10, 2017, the Board of Directors of the Company approved a dividend of $0.29 per share, which is expected to be paid on or about December 15, 2017.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read together with, and is qualified in its entirety by reference to, our Consolidated Condensed Interim Financial Statements and our Annual Consolidated Financial Statements prepared in accordance with IFRS as issued by the IASB. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, which are based on assumptions we believe to be reasonable. Our actual results could differ materially from those discussed in these forward-looking statements. Please see the 2016 Form 20-F for additional discussion of various factors affecting our results of operations.

Cautionary Statements Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this quarterly report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this quarterly report and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Investors should read the section entitled “Item 3.D—Risk Factors” in our Annual Report and the description of our segments and business sectors in the section entitled “Item 4.B—Business Overview” in our Annual Report for a more complete discussion of the factors that could affect us. Important risks, uncertainties and other factors that could cause these differences include, but are not limited to:

•	Difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations;

•
Changes in government regulations providing incentives and subsidies for renewable energy, including reduction of our revenues in Spain, which are mainly defined by regulation through parameters that could be reviewed at the end of each regulatory period;

•	Political, social and macroeconomic risks relating to the United Kingdom’s potential exit from the European Union;

•	Changes in general economic, political, governmental and business conditions globally and in the countries in which we do business;

•	Decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws and regulations affecting our businesses and growth plan;

•	Challenges in achieving growth and making acquisitions due to our dividend policy;

•	Inability to identify and/or consummate future acquisitions, whether the Abengoa ROFO Assets, other ROFO assets, or otherwise, on favorable terms or at all;

•	Our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO Agreement with Abengoa;

•
Legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation;

•	Increases in the cost of energy and gas, which could increase our operating costs;

•	Counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations;

•	Inability to replace expiring or terminated offtake agreements with similar agreements;

•	New technology or changes in industry standards;

•	Inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks;

•	Reliance on third-party contractors and suppliers;

•	Risks associated with acquisitions and investments;

•	Deviations from our investment criteria for future acquisitions and investments;

•	Failure to maintain safe work environments;

•
Effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants;

•	Insufficient insurance coverage and increases in insurance cost;

•	Litigation and other legal proceedings including claims due to Abengoa’s restructuring process;

•	Reputational risk, including potential damage caused to us by Abengoa’s reputation;

•	The loss of one or more of our executive officers;

•	Failure of information technology on which we rely to run our business;

•	Revocation or termination of our concession agreements or power purchase agreements;

•	Inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs;

•	Exposure to market electricity can impact revenue from our renewable energy and conventional power facilities;

•	Changes to national and international law and policies that support renewable energy resources;

•	Lack of electric transmission capacity and potential upgrade costs to the electric transmission grid;

•	Disruptions in our operations as a result of our not owning the land on which our assets are located;

•	Risks associated with maintenance, expansion and refurbishment of electric generation facilities;

•	Failure of our assets to perform as expected, including Solana and Kaxu;

•	Failure to receive dividends from all project and investments, including Solana and Kaxu;

•	Variations in meteorological conditions;

•	Disruption of the fuel supplies necessary to generate power at our conventional generation facilities;

•	Deterioration in Abengoa’s financial condition;

•
Abengoa’s ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa;

•	Failure to meet certain covenants or payment obligations under our financing arrangements;

•	Failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements;

•	Failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement or failure by us to maintain guarantees;

•
Uncertainty regarding the fair value of the Abengoa debt and equity instruments not yet sold, which were received in relation to the agreement reached with Abengoa on the preferred equity investment in ACBH;

•	Our ability to consummate future acquisitions from Abengoa, AAGES, Algonquin or others;

•	Changes in our tax position and greater than expected tax liability;

•	Our ability to use U.S. NOLs to offset future income may be limited, including the possibility of experiencing an “ownership change” as defined under Section 382 of the U.S. Internal Revenue Code;

•
Conflicts of interest which may be resolved in a manner that is not in our best interests or the best interests of our minority shareholders, potentially caused by our ownership structure and certain service agreements in place with our current largest shareholder;

•
Impact on the stock price of the Company of the sale by Abengoa of its stake in the Company and potential negative effects of a potential sale by Abengoa of its stake in the Company or of a potential change of control of the Company or of a potential delay or failure of a sale process;

•
Failure by Abengoa and Algonquin to close the agreement reached between both parties on November 1, 2017, for the acquisition by Algonquin of a 25% stake in Atlantica from Abengoa, including its potential negative impact on our stock price;

•
Failure to sign a shareholders’ agreement with Algonquin and Abengoa on or before the closing of the purchase of the 25% interest by Algonquin in the terms of the non-binding term-sheet signed between the three parties, including its potential negative impact on the stock price of the Company;

•
Failure to sign a ROFO agreement with AAGES, a joint venture to be created by Algonquin and Abengoa to invest in the development and construction of contracted clean energy and water infrastructure contracted assets, including its potential negative impact on the stock price of the Company;

•	Technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance;

•	Failure to collect insurance proceeds in the expected amounts;

•	Failure to reach an agreement on the extension of the production guarantee period at Solana and Kaxu; and

•	Various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report.

We caution that the important factors referenced above may not be all of the factors that are important to investors. Unless required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise.

Overview

We are a total return company that owns, manages, and acquires renewable energy, conventional power, electric transmission lines and water assets, focused on North America (the United States and Mexico), South America (Peru, Chile, and Uruguay) and EMEA (Spain, Algeria and South Africa).

As of the date of this quarterly report, we own or have interests in 21 assets, comprising 1,442 MW of renewable energy generation, 300 MW of conventional power generation, 10.5 M ft3 per day of water desalination and 1,099 miles of electric transmission lines. Most of the assets we own have a non-recourse project-finance agreement in place. All of our assets have contracted revenues (regulated revenues in the case of our Spanish assets) with low-risk off-takers and collectively have a weighted average remaining contract life of approximately 21 years as of December 31, 2016.

We intend to take advantage of favorable trends in the power generation and electric transmission sectors globally, including energy scarcity and a focus on the reduction of carbon emissions. To that end, we believe that our cash flow profile, coupled with our scale, diversity and low-cost business model, offers us a lower cost of capital than that of a traditional engineering and construction company or independent power producer and provides us with a significant competitive advantage with which to execute our growth strategy.

We are focused on high-quality, newly-constructed and long-life facilities that have contracts with creditworthy counterparties that we expect will produce stable, long-term cash flows. We will seek to grow our cash available for distribution and our dividend to shareholders through organic growth and by acquiring new contracted assets from our current sponsor, Abengoa, from third parties and from potential new future sponsors.

In connection with our IPO, we signed an exclusive agreement with Abengoa, which we refer to as the ROFO Agreement, which provides us with a right of first offer on any proposed sale, transfer or other disposition of any of Abengoa’s contracted renewable energy, conventional power, electric transmission or water assets in operation and located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, as well as four assets in selected countries in Africa, the Middle East and Asia. We refer to the contracted assets subject to the ROFO Agreement as the “Abengoa ROFO Assets.”

Additionally, we plan to sign similar agreements or enter into partnerships with other developers or asset owners to acquire assets in operation.  We may also invest directly or through investment vehicles with partners in assets under development or construction, ensuring that such investments are always a small part of our total investments. Finally, we also expect to acquire assets from third parties leveraging the local presence and network we have in the geographies and sectors in which we operate.

With this business model, our objective is to pay a consistent and growing cash dividend to shareholders sustainable on a long-term basis. We expect to distribute a significant percentage of our cash available for distribution as cash dividends and we will seek to increase such cash dividends over time through organic growth and as we acquire assets with characteristics similar to those in our current portfolio.

When we closed our initial public offering, Abengoa had a 64.28% interest in the Company. Following several divestitures and according to the most recent public information, Abengoa has 41,557,663 shares of the Company (a 41.47% interest) and 41,530,843 shares have been pledged under the secured New Money 1 Tradable Notes (see ”Agreements with Algonquin” below).

On July 20, 2017, we reached an agreement to acquire a 4MW hydroelectric power plant in Peru for approximately $9 million, subject to customary working capital adjustments. The plant started operations in 2012. It has a 20-year fixed-price PPA denominated in U.S. dollars with the Ministry of Energy of Peru and the price is adjusted annually in accordance with the US Consumer Price Index. The transaction is subject to customary closing conditions, including approvals from the relevant authorities in Peru and is expected to be completed in the first quarter of 2018.

Developments at Abengoa

In 2015, Abengoa filed a communication pursuant to article 5 bis of the Spanish Insolvency Law 22/2003 with the Mercantile Court of Seville nº 2. On November 8, 2016, the Judge of the Mercantile Court of Seville declared judicial approval of Abengoa’s restructuring agreement, extending the terms of the agreement to those creditors who had not approved the restructuring agreement. On February 3, 2017, Abengoa announced it obtained approval from creditors representing 94% of its financial debt after the supplemental accession period. On March 31, 2017, Abengoa announced the completion of its financial restructuring.

In addition, Abengoa has announced publicly that it has arranged a process for the divestiture of the shares it owns in us (see “Agreements with Algonquin” below).

Agreements with Algonquin

On November 1, 2017, Algonquin announced that it had reached an agreement with Abengoa to acquire a 25% stake in Atlantica from Abengoa. Abengoa has communicated that it intends to sell its remaining 16.5% stake over the upcoming months in a private transaction, subject to approval by the U.S. Department of Energy (the “DOE”). Algonquin has an option to purchase this remaining stake prior to March 2018. In addition, Algonquin and Abengoa announced that they have signed an agreement to create a joint venture called AAGES to invest in the development and construction of clean energy and water infrastructure contracted assets.

In the context of these agreements, Atlantica has signed a non-binding term-sheet with Algonquin and Abengoa which will serve as the basis of a shareholders’ agreement to be executed, subject to Atlantica’s board approval, on or before the closing of the purchase of the 25% interest by Algonquin. The term-sheet includes among other initiatives, a proposed Right of First Offer (“ROFO”) agreement with AAGES, a limitation on Algonquin’s ownership to a maximum of 41.5% of our outstanding shares and limitation on the number of directors they can appoint to a maximum of less than one half of the total, irrespective of their ownership. In addition, Algonquin has proposed to provide, subject to board approval, incremental equity of $100 million through the subscription of ordinary shares of Atlantica, for the acquisition of new assets by Atlantica, and has been granted certain preferred rights when participating in further equity issuances with the possibility of increasing Algonquin’s ownership in Atlantica up to 41.5%. Additionally, Atlantica has agreed to maintain a target pay-out ratio of 80%. Furthermore, Algonquin and Atlantica have agreed to periodically discuss the potential acquisition of assets from Algonquin.

The closing of the transaction announced between Abengoa and Algonquin is subject to conditions precedent, most of which depend on third parties and are beyond our control. The term-sheets entered into with Algonquin, AAGES and Abengoa are non-binding and while the parties have agreed to negotiate in good faith towards a mutually beneficial outcome, there is no guarantee that the AAGES ROFO agreement and other agreements will be entered into, or that any assets will be purchased by Atlantica from Algonquin, AAGES or Abengoa.

Change of ownership provisions in project finance agreements

As of December 31, 2016, the financing arrangements of Kaxu, ACT, Solana and Mojave contained a change of ownership clause that would be triggered if Abengoa ceased to own at least 35% of Atlantica’s shares (30% in the case of Solana and Mojave). Based on the most recent public information, Abengoa currently owns 41.47% of our shares and 41.44% of our outstanding shares have been pledged as guarantee of the New Money 1 Tradable Notes and loans. If Abengoa ceases to comply with its obligation to maintain its 35% ownership of Atlantica’s shares (30% in the case of Solana and Mojave), such reduced ownership would put us in breach of covenants under the project financing arrangements.

•
In the case of Kaxu, in March 2017, we signed a waiver which allows a reduction of ownership by Abengoa below the 35% threshold if it occurs in the context of Abengoa’s restructuring plan, which includes the sale to Algonquin.

•
In the case of ACT, in October 2017, we obtained a waiver from the lenders of the project finance agreement. The financing agreement was amended to delete the minimum ownership clause related to Abengoa.

•
In the case of Solana and Mojave, a forbearance agreement signed with the DOE in 2016 with respect to these assets allows reductions of Abengoa’s ownership of our shares if it resulted from (i) a court-ordered or lender-initiated foreclosure pursuant to the existing pledge over Abengoa’s shares of the Company that occurred prior to March 31, 2017, (ii) a sale or other disposition at any time pursuant to a bankruptcy proceeding by Abengoa, (iii) changes in the existing Abengoa pledge structure in connection with Abengoa’s restructuring process, aimed at pledging the shares under a new holding company structure, or (iv) capital increases by us. In other events of reduction of ownership by Abengoa below the minimum ownership threshold such as sales of shares by Abengoa, the available DOE remedies will not include debt acceleration, but DOE remedies available would include limitations on distributions to us from Solana and Mojave. In addition, the minimum ownership threshold for Abengoa’s ownership of our shares has been reduced from 35% to 30%.

In Solana, the EPC guarantee period expired without reaching the expected production. As the EPC supplier, Abengoa offered to extend the guarantee period and to provide certain compensations and we are in discussions with them.

In November 2017, we signed a consent in relation to the Solana and Mojave projects which reduces the minimum ownership required by Abengoa in Atlantica from 30% to 16%, subject to certain conditions precedent most of which are beyond our control. The main conditions precedent include several payments by Abengoa to Solana before December 2017 and February 2018 as a result of its obligations as EPC contractor, for a total amount of $120 million. From this amount, $80 million would be used for project debt repayment, $25 million would be held in the project as restricted cash and used for potential required additional repairs in the plant and the rest would be available to cover other Abengoa obligations. Given the fact that Abengoa has a number of outstanding obligations with Solana, we believe that it is more likely than not that these amounts would be used by Solana and would not be available for distribution.

Cross default provisions in project finance agreements

As discussed in Note 1 to the Consolidated Condensed Interim Financial Statements, as of December 31, 2016 the financing arrangement of Kaxu contained cross-default provisions related to Abengoa such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger default under such project financing arrangement. In March 2017, we obtained a waiver in our Kaxu project financing arrangement which waives any potential cross-defaults with Abengoa up to that date, but it does not cover potential future cross-default events.

We have not identified any PPAs or any contracts with off-takers that include any cross-default provision relating to Abengoa or any minimum ownership provision.

Other potential implications of the Abengoa situation and Abengoa sale process

In addition to the aforementioned, we have analyzed the potential implications of a potential divestiture of the Atlantica shares that Abengoa owns. In that scenario, (including the Agreements with Algonquin), we would expect Abengoa to continue to maintain its contractual obligations under material contracts with us including the operation and maintenance agreements, the Financial Support Agreement and limited support service agreements in Peru and South Africa. If Abengoa failed to comply with its obligations or terminated operation and maintenance agreements, we would need to find alternative suppliers or alternative ways to perform those services. In assets with “cost plus” pricing arrangements such as Solana and Mojave, the risk is limited, while in assets with “all in” pricing arrangements, we cannot guarantee that the cost or the service level would be the same. In addition, under the Financial Support Agreement, Abengoa continues to have a commitment to maintain guarantees and letters of credit currently outstanding in our affiliates’ favor for a period of up to five years from the date of our IPO. If Abengoa fails to comply with the Financial Support Agreement or terminates it, we would need to replace the financial guarantees currently provided by Abengoa with guarantees provided by the assets or by us. In July 2017, Atlantica issued financial guarantees amounting to $112 million in favor of the off-takers of some of its projects, which were previously issued by Abengoa.  Additionally, Abengoa has a number of obligations in several assets as an EPC supplier irrespective of its ownership in us. In Kaxu and Solana, the EPC guarantee periods have expired without reaching the guaranteed production. As the EPC supplier, Abengoa offered to extend the guarantee periods and to provide certain compensations. In Kaxu, we have reached a preliminary agreement with Abengoa and the lenders of the project financing agreement to extend the production guarantee until October 2018. Such agreement is subject to formal approval by the lenders and to an extension of the existing ZAR 570 million (approximately $42 million) letter of credit until the expiration of the new production guarantee period. At Solana, the guarantee period also expired without reaching the guaranteed production (see the change of ownership paragraphs above). Furthermore, during the third quarter of 2017, we communicated the termination of the Currency Swap Agreement with Abengoa.  In order to replace this hedge, during the last few quarters we implemented a hedge policy that includes options with leading international financial institutions and fixed minimum Euro-U.S. dollar exchange rate. In addition, as previously explained, some of our assets still include change of ownership clauses in their project finance agreements.

Moreover, the Abengoa restructuring or the potential sale by Abengoa of all or part of its stake in Atlantica might have caused or may cause a change of ownership under Section 382 of the U.S. Internal Revenue Code, which might limit our ability to use net operating loss carryforwards in the United States (see Part II - Item 1A “Risk Factors” below).

Furthermore, if the buyer of Abengoa’s stake in Atlantica (or another investor) acquired more than a 50% of our shares, we might need to refinance all or part of our corporate debt or obtain waivers from the lending financial institutions, as it contains customary change of control provisions. Additionally, we could see an increase in the yearly state property tax payment in Mojave, which would be evaluated by the tax authority at the time the change of control potentially occurred. Our best estimate with current information available and subject to further analysis is that we could have an incremental annual payment of property tax of approximately $12 to $14 million annually which could potentially decrease progressively over time as the asset depreciates.

Apart from any such sale by Abengoa and in spite of its recent restructuring, a decline in the financial situation of Abengoa and of certain of its subsidiaries could result in a material adverse effect on our operation and maintenance agreements and on Abengoa’s and its subsidiaries’ obligations, warranties and guarantees, including production guarantees, pursuant to EPC contracts, the Financial Support Agreement or any other agreement. There may be unanticipated consequences of further restructuring by Abengoa or ongoing bankruptcy proceedings by Abengoa’s subsidiaries that we have not yet identified. Although we have engaged in extensive contingency plans, we have also hired specialized external counsel in several jurisdictions and to the best of our knowledge, the risks of a potential bankruptcy by Abengoa are known and disclosed, nevertheless, there are uncertainties as to how any further bankruptcy proceeding would be resolved and how our relationship with Abengoa would be affected following the initiation or resolution of any such proceedings.

Other risks include, but are not limited to: deterioration in Abengoa’s financial condition; Abengoa’s ability to meet its obligations under our agreements or termination of those agreements and potential clawback of transactions with Abengoa if Abengoa or its subsidiaries enter bankruptcy proceedings; delays in cash distribution from projects to Atlantica due to the deterioration of Abengoa’s financial situation; failure by us to obtain waivers or forbearances in relation to minimum ownership provisions contained in certain of our project financing agreements if Abengoa ceases to own a minimum stake in Atlantica for any reason (sale of shares, transfer of shares by any means, foreclosure by lenders under the applicable pledge or any other reason); failure by us to obtain waivers or forbearances in relation to the cross-default provisions contained in certain of our project financing agreements; failure by us to meet certain covenants under such financing arrangements; deterioration in our relationships with current or potential counterparties as caused by Abengoa’s situation or any other action by Abengoa or by third parties that could result in a negative impact for the Company. Our relationships at every level of operations, including off-takers under the PPAs and other related contracts, corporate and project-level lenders, suppliers and services providers may have been and may be further damaged due to concerns about Abengoa’s financial condition.

Our revenue and Further Adjusted EBITDA by geography and business sector for the nine-month periods ended September 30, 2017 and 2016 are set forth in the following tables:

	Nine-month period ended September 30,
Revenue by geography	2017		2016
	$ in millions	% of revenue	$ in millions	% of Revenue
North America	$270.1	34.8%	$275.3	36.1%
South America	90.0	11.6%	88.2	11.6%
EMEA	415.1	53.6%	399.5	52.3%
Total revenue	$775.2	100.0%	$763.0	100.0%

	Nine-month period ended September 30,
Revenue by business sector	2017		2016
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$594.5	76.7%	$$578.3	75.8%
Conventional power	89.6	11.5%	94.9	12.4%
Electric transmission lines	71.1	9.2%	70.8	9.3%
Water	20.0	2.6%	19.0	2.5%
Total revenue	$775.2	100.0%	$763.0	100.0%

	Nine-month period ended September 30,
Further Adjusted EBITDA by geography	2017		2016
	$ in millions	% of revenue	$ in millions	% of Revenue
North America	$243.3	90.1%	$244.2	88.7%
South America	84.2	93.5%	93.6	106.1%
EMEA	296.4	71.4%	282.3	70.7%
Total Further Adjusted EBITDA(1)	$623.9	80.5%	$620.1	81.3%

	Nine-month period ended September 30,
Further Adjusted EBITDA by business sector	2017		2016
	$ in millions	% of revenue	$ in Millions	% of revenue
Renewable energy	$462.6	77.8%	$449.0	77.6%
Conventional power	80.0	89.2%	80.1	84.4%
Electric transmission lines	68.6	96.6%	79.9	113.0%
Water	12.7	63.6%	11.1	58.2%
Total Further Adjusted EBITDA(1)	$623.9	80.5%	$620.1	81.3%

(1)
Further Adjusted EBITDA is calculated as profit for the period attributable to Atlantica, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Consolidated Condensed Interim Financial Statements, and dividends received from our preferred equity investment in ACBH. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See Note 4 to the Consolidated Condensed Interim Financial Statements.

Currency Presentation and Definitions

In this quarterly report, all references to “U.S. Dollar” and “$” are to the lawful currency of the United States.

Factors Affecting the Comparability of Our Results of Operations

Agreement with Abengoa on ACBH preferred equity investment

In the third quarter of 2016, we signed an agreement with Abengoa relating to the ACBH preferred equity investment among other things with the following main consequences:

•
Abengoa acknowledged it failed to fulfill its obligations under the agreements related to the preferred equity investment in ACBH and, as a result, we were recognized as the legal owner of the dividends that we retained from Abengoa amounting to $10.4 million in the first quarter of 2017, $21.2 million in the second and third quarters of 2016 and $9.0 million in the fourth quarter of 2015.

•
Abengoa recognized a non-contingent credit corresponding to the guarantee provided by Abengoa regarding the preferred equity investment in ACBH and subject to restructuring. On October 25, 2016, we signed Abengoa’s restructuring agreement and accepted, subject to implementation of the restructuring, to receive 30% of the amount in the form of tradable notes to be issued by Abengoa (the “Restructured Debt”). The remaining 70% was agreed to be received in the form of equity in Abengoa.

•
The Restructured Debt was converted into senior status following our participation in Abengoa’s issuance of the New Money 1 Tradable Notes. Upon completion of Abengoa’s restructuring, as of March 31, 2017, we invested $43.6 million in the New Money 1 Tradeable Notes. The New Money 1 Tradeable Notes were subsequently sold in early April 2017.

•
Since we received the Restructured Debt and Abengoa equity, we waived, as agreed, our rights under the ACBH agreements, including our right to further retain dividends payable to Abengoa. As a result, in March 2017, we wrote off the accounting value of this instrument which amounted to $30.5 million as of December 31, 2016. We have sold a large portion of the debt and equity instruments we received.

•
The net impact of the instruments received and the write-off of the ACBH investment represented a loss of $5.8 million. The subsequent substantial sale of the instruments represented a profit of $5.3 million. Both effects are recorded in “Other financial income/ (expense)”.

Please see the Annual Report for additional discussion of various factors that affect our results of operations.

Factors Affecting Our Results of Operations

Regulation

We operate in a significant number of regulated markets. The degree of regulation to which our activities are subject varies by country. In a number of the countries in which we operate, regulation is carried out by national regulatory authorities. In some countries, such as the United States and, to a certain degree, Spain, there are various additional layers of regulation at the state, regional and/or local levels. In such countries, the scope, nature, and extent of regulation may differ among the various states, regions and/or localities.

While we believe the requisite authorizations, permits, and approvals for our existing activities have been obtained and that our activities are operated in substantial compliance with applicable laws and regulations, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce. See “Regulation” in our Annual Report for a description of the primary industry-related regulations applicable to our activities in the United States and Spain, and currently in force in certain of the principal markets in which we operate.

Power purchase agreements and other contracted revenue agreements

As of December 31, 2016, the average remaining life of our PPAs, concessions and contracted revenue agreements was approximately 21 years. We believe that the average life of our PPAs and contracted revenue agreements is a significant indicator of our forecasted revenue streams and the growth of our business. Contracted assets and concessions consist of long-term projects awarded to and undertaken by us (in conjunction with other companies or on an exclusive basis) typically over a term of 20 to 30 years. Upon expiration of our PPAs and contracted revenue agreements and in order to maintain and grow our business, we must obtain extensions to these agreements or secure new agreements to replace them as they expire. Under most of our PPAs and concessions, there is an established price structure that provides us with price adjustment mechanisms that partially protect us against inflation. See “Item 4.B—Business Overview—Our Operations” in our Annual Report.

Interest rates

We incur significant indebtedness at the corporate level and in our assets. The interest rate risk arises mainly from indebtedness with variable interest rates.

Most of our debt consists of project debt. As of December 31, 2016, approximately 86% of our project debt has either fixed interest rates or has been hedged with swaps or caps.

Regarding our corporate debt, in November 2014, we incurred indebtedness at the corporate level through the issuance of the $255 million 7.000% Senior Notes due November 15, 2019 (the “2019 Notes”).

On December 3, 2014, we entered into a revolving credit facility of up to $125 million with HSBC Bank plc, as administrative agent, HSBC Corporate Trust Company (UK) Limited, as collateral agent and Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets as joint lead arrangers and joint bookrunners. We refer to the $125 million tranche of the Credit Facility as Tranche A. On June 26, 2015, we amended and restated our Credit Facility to include an additional revolving credit facility of up to $290 million (“Tranche B”) which we fully repaid and cancelled in February 2017 prior to its maturity in December 2017.

Loans under Tranche A of the Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.75% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.75%.

On February 10, 2017, we signed the Note Issuance Facility, a senior secured note facility with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €275 million (approximately $325 million), with three series of notes. Series 1 notes worth €92 million mature in 2022; series 2 notes worth €91.5 million mature in 2023; and series 3 notes worth €91.5 million mature in 2024. The proceeds of the Note Issuance Facility were used for the repayment and termination of $290 million of Tranche B as discussed above.  We fully hedged the Note Issuance Facility with a swap as soon as we received the funding and fixed the interest rate at 5.5%.

In July 2017, we signed a credit facility with Bankinter, S.A. (“Bankinter”) for up to €10 million (approximately $11.8 million) which is available in euros or US dollars. Amounts drawn accrue interest at a rate per annum equal to EURIBOR plus 2.25% or LIBOR plus 2.25%, depending on the currency. The credit facility has a maturity date of July 20, 2018. As of September 30, 2017, we had drawn down €7 million (approximately $8.3 million) and used the entire proceeds to prepay a part of the Tranche A of the Credit Facility.

See “Item 5.B—Liquidity—Liquidity and Capital Resources—Financing Arrangements—Credit Facility” in our Annual Report.

To mitigate interest rate risk, we primarily use long-term interest rate swaps and interest rate options which, in exchange for a fee, offer protection against a rise in interest rates. We estimate that approximately 88% of our total interest risk exposure was fixed or hedged as of December 31, 2016. Nevertheless, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates, which typically bears a spread over EURIBOR or LIBOR.

 Exchange rates

Our functional currency is the U.S. dollar, as most of our revenues and expenses are denominated or linked to U.S. dollars. All our companies located in North America, South America and Algeria have their PPAs, or concessional agreements, and financing contracts signed in, or indexed to, U.S. dollars. Our solar power plants in Spain have their revenues and expenses denominated in Euros. Revenues and expenses of Kaxu, our solar plant in South Africa, are denominated in South African rand.  While fluctuations in the value of the Euro and the South African rand may affect our operating results, we hedge cash distributions from our Spanish assets. Our strategy is to hedge the exchange rate for the distributions from our Spanish assets after deducting Euro-denominated interest payments and Euro-denominated general and administrative expenses. Through currency options, we hedge 100% of the net Euro net exposure for the next 12 months and 75% of the net Euro net exposure for the following 12 months.

Impacts associated with fluctuations in foreign currency are discussed in more detail under “Quantitative and Qualitative Disclosure about Market Risk—Foreign Exchange Rate Risk” in our Annual Report. In subsidiaries with functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars using end-of-period exchange rates; revenue, expenses and cash flows are translated using average rates of exchange. The following table illustrates the average rates of exchange used in the case of Euros and ZAR:

	U.S. dollar average per Euro	U.S. dollar average per ZAR
Nine-month period ended September 30, 2017	1.1136	0.07576
Nine-month period ended September 30, 2016	1.1157	0.06694

Apart from the impact of translation differences described above, the exposure of our income statement to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreement. This policy seeks to ensure that the main revenue and expenses in foreign companies are denominated in the same currency, limiting our risk of foreign exchange differences in our financial results.

Key Performance Indicators

In addition to the factors described above, we closely monitor the following key drivers of our business sectors’ performance to plan for our needs, and to adjust our expectations, financial budgets and forecasts appropriately.

	As of and for the nine-month period ended September 30,
Key performance indicator	2017	2016
Renewable energy
MW in operation[1]	1,442	1,442
GWh produced [2]	2,577	2,587
Conventional power
MW in operation	300	300
GWh produced[3,4]	1,787	1,799
Availability (%)[3]	100.4%	97.7%
Electric transmission lines
Miles in operation	1,099	1,099
Availability (%)[5]	97.5%	99.9%
Water
Mft[3] in operation[1]	10.5	10.5
Availability (%)[6]	102.3%	102.3%

1	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
2	Includes curtailment production in wind assets for which we receive compensation.
3	Conventional production and availability were impacted by a periodic scheduled major maintenance in February 2016, which occurs periodically.
4	Electric availability refers to operational MW over contracted MW with Pemex
5	Availability refers to actual availability adjusted as per contract
6	Availability refers to actual availability divided by contracted availability

In the Renewable business sector, production remained stable during the nine-month period ended September 30, 2017 when compared to the nine-month period ended September 30, 2016. Kaxu had lower production during the first nine months of 2017 compared to the same period of 2016 following a technical problem with the water pumps at the end of the fourth quarter of 2016. The required repairs were carried out and the insurance claim for repairs and loss of production was collected in the second quarter of 2017. We also completed repairs of the heat exchangers in the storage system during the fourth quarter of 2017. We have not yet received payments from the insurance company regarding the claim related to heat exchangers and negotiations are ongoing. This decrease in production was largely offset by an increase in production in our Spanish solar assets, where we continue to see good levels of solar radiation and strong performance. In addition, our US solar assets delivered stable production for the nine-month period ended September 30, 2017 compared to the same period of 2016. In July 2017, there was an incident with electric transformers at Solana, which caused the plant to produce at a reduced capacity during the months of July and part of August. All the necessary repairs were completed in August and we expect the cost of repairs to be covered by insurance after customary deductibles. Additionally, in relation to the repairs we carried out in the heat exchangers of the storage system at Solana, we plan to replace one of the heat exchangers during 2018. At Mojave, we stopped production for several days in August for safety reasons to conduct inspections in the transformers, as some elements were the same as at Solana and to install additional monitoring systems. Finally, production in our wind assets during the third quarter was significantly higher than in the same period of the previous year.

Our Conventional asset continues to deliver high levels of production and availability. The availability of the plant has improved to 100.4% in the first nine months of 2017 from 97.7% in the same period of 2016 mostly due to the periodic major maintenance carried out in February 2016.

In transmission lines, availability was lower without any impact on revenues, mainly due to the impact of rains in Peru in the first quarter of 2017. Our water segment assets have also comfortably achieved forecasted availability levels.

Results of Operations

The table below illustrates our results of operations for the nine-month periods ended September 30, 2017 and 2016.

	Nine-month period ended September 30,
	2017	2016	% Variation
	($ in millions)
Revenue	$775.2	$763.0	1.6%
Other operating income	56.5	47.6	18.6%
Raw materials and consumables used	(11.2)	(24.5)	(54.2%)
Employee benefit expenses	(13.2)	(10.6)	25.1%
Depreciation, amortization, and impairment charges	(236.4)	(234.4)	0.9%
Other operating expenses	(193.7)	(176.6)	9.7%
Operating profit/(loss)	$377.2	$364.5	3.5%

Financial income	1.1	1.0	13.6%
Financial expense	(308.6)	(304.1)	1.5%
Net exchange differences	(4.3)	(4.9)	(12.6%)
Other financial income/(expense), net	1.3	1.2	10.8%
Financial expense, net	$(310.5)	$(306.8)	1.2%

Share of profit of associates carried under the equity method	3.7	5.1	(27.5%)
Profit/(loss) before income tax	$70.4	$62.8	12.1%

Income tax	(25.3)	(46.0)	(44.9%)
Profit/(loss) for the period	$45.1	$16.8	167.5%

Profit attributable to non-controlling interest	(2.5)	(7.2)	(65.6%)
Profit/(loss) for the period attributable to the parent company	$42.6	$9.6	340.9%

Comparison of the Nine-Month Periods Ended September 30, 2017 and 2016

The significant variances or variances of the significant components of the results of operations are discussed in the following section.

Revenue

Revenue increased by 1.6% to $775.2 million for the nine-month period ended September 30, 2017, compared with $763.0 million for the nine-month period ended September 30, 2016. The increase was mainly due to higher production and higher remuneration at our solar assets in Spain. This was partially offset by lower production at Kaxu after the plant experienced technical problems. ACT continued to deliver robust levels of production and availability. However, revenues from this asset slightly decreased due to the lower revenues in the portion of the tariff related to the operation and maintenance services, driven by lower operation and maintenance costs in the nine-month period ended September 30, 2017.

Other operating income

The following table sets forth our other operating income for the nine-month periods ended September 30, 2017 and 2016:

	Nine-month period ended September 30,
Other operating income	2017	2016
	($ in millions)

Grants	$44.8	$44.3
Income from various services	11.7	3.3
Total	$56.5	$47.6

Other operating income increased by 18.6% to $56.5 million for the nine-month period ended September 30, 2017, compared with $47.6 million for the nine-month period ended September 30, 2016 principally due to the insurance proceeds recognized at Kaxu.

Income classified as grants represent the financial support provided by the U.S. government to Solana and Mojave and consists of ITC Cash Grants and an implicit grant related to the below market interest rates of the project loans with the Federal Financing Bank.

Raw materials and consumables used

Raw materials and consumables used decreased by $54.2% to $11.2 million for the nine-month period ended September 30, 2017, compared with $24.5 million for the nine-month period ended September 30, 2016, primarily due to lower raw materials consumed in our solar assets in the United States.

Depreciation, amortization and impairment charges

Depreciation, amortization and impairment charges remained stable at $236.4 million for the nine-month period ended September 30, 2017, compared with $234.4 million for the nine-month period ended September 30, 2016.

Other operating expenses

The following table sets forth our other operating expenses for the nine-month periods ended September 30, 2017 and 2016:

	Nine-month period ended September 30,
Other operating expenses	2017		2016
	$ in millions	% of revenue	$ in millions		% of revenue
Leases and fees	$5.2	0.7%	$	$ 3.9	0.5%
Operation and maintenance	90.2	11.6%		87.4	11.5%
Independent professional services	19.9	2.6%		18.6	2.4%
Supplies	14.4	1.9%		11.8	1.5%
Insurance	17.8	2.3%		17.3	2.3%
Levies and duties	44.1	5.7%		34.2	4.5%
Other expenses	2.1	0.3%		3.4	0.4%
Total	$193.7	25.0%		$176.6	23.1%

Other operating expenses increased by $17.1 million to $193.7 million for the nine-month period ended September 30, 2017, compared with $176.6 million for the nine-month period ended September 30, 2016. The increase was mainly due to the higher levies and duties expenses, mainly driven by a one-time provision for property taxes recorded at some plants in Spain in the second quarter of 2017.

Financial expense

The following table sets forth our financial expense for the nine-month periods ended September 30, 2017 and 2016:

	Nine-month period ended September 30,
Financial expense	2017	2016
	($ in millions)
Interest expense:
—Loans from credit entities	$(188.1)	$(181.1)
—Other debts	(65.1)	(64.2)
Interest rates losses derivatives: cash flow hedges	(55.4)	(58.8)
Total	$(308.6)	$(304.1)

Financial expense remained stable at $308.6 million for the nine-month period ended September 30, 2017, compared with $304.1 million for the nine-month period ended September 30, 2016 due to the fact that we hedge a large majority of our debt by fixing interest rates.  Interest expense of loans with credit entities are analyzed together with interest rate losses from derivatives, which correspond mainly to transfers from equity to financial expense when the hedged item is impacting the Consolidated Condensed Interim Financial Statements.

Interest on other debt is primarily interest on the notes issued by ATS, ATN, ATN2 and Solaben 1/6 and on the 2019 Notes.

Other financial income/(expense), net

	Nine-month period ended September 30,
Other financial income /(expense), net	2017	2016
	($ in millions)
Dividend from ACBH	$10.4	$21.2
Impairment preferred equity investment in ACBH	-	(22.1)
Other financial income	9.1	12.4
Other financial losses	(18.2)	(10.3)
Total	$1.3	$1.2

Other financial income/(expense), net amounted to net income of $1.3 million for the nine-month period ended September 30, 2017 compared to net income of $1.2 million for the nine-month period ended September 30, 2016.  Although the net income has remained stable, there were variances in the items that comprise net income for the nine-month period ended September 30, 2017 compared to the nine-month period ended September 30, 2016.

In accordance with the agreement reached with Abengoa with respect to the ACBH investment, Abengoa acknowledged that Atlantica is the legal owner of the dividends retained from Abengoa prior to the settlement of the claim. As a result, we recorded $10.4 million in our financial statements in the first quarter of 2017 and $21.2 million in in the third quarter of 2016, in accordance with the accounting treatment given previously to the ACBH dividend. In addition, upon completion of Abengoa’s restructuring, in March 2017, we received Restructured Debt and equity of Abengoa. In exchange, we waived, as agreed, our rights under the ACBH agreements, including our right to further retain dividends payable to Abengoa and we wrote-off the accounting value of this instrument. We no longer own any shares in ACBH. The net impact of the two transactions resulted in a net loss of $5.8 million, recorded in Other financial losses. Additionally, during the second and third quarters of 2017, we sold a large portion of the Abengoa debt and equity instruments received and recognized a gain of $5.3 million in Other financial income.

In addition, discontinuation of the hedge accounting for the currency swap agreement with Abengoa resulted in a recognition of a loss in the amount of $4.8 million, recognized in the Other financial losses instead of other comprehensive income.

Other financial losses also include expenses from guarantees, letters of credit, wire transfers, other bank fees and other minor financial expenses

Share of profit of associates carried under the equity method

Share of profit of associates carried under the equity method decreased by 27.5% to $3.7 million in the nine-month period ended September 30, 2017 mainly due to lower income in Honaine resulting from a one-time cost related to an adjustment in the tariff.

Income tax

The effective tax rate for the periods presented has been established based on management’s best estimates. In the nine-month period ended September 30, 2017, income tax amounted to a $25.3 million expense, with a profit before income tax of $70.4 million. In the nine-month period ended September 30, 2016, income tax amounted to a $46.0 million expense, with a profit before income tax of $62.8 million. The effective tax rate differs from the nominal tax rate mainly due to permanent differences and tax losses for which we do not record a tax credit in some jurisdictions.

 Profit attributable to non-controlling interests

Profit attributable to non-controlling interests amounted to $2.5 million in the nine-month period ended September 30, 2017 compared to $7.2 million in the nine-month period ended September 30, 2016 mainly due to lower results at Kaxu, a project in which our partners hold a 49% stake.

Segment Reporting

We organize our business into the following three geographies where the contracted assets and concessions are located:

•	North America;

•	South America; and

•	EMEA.

In addition, we have identified the following business sectors based on the type of activity:

•	Renewable Energy, which includes our activities related to the production of electricity from concentrating solar power and wind plants;

•	Conventional Power, which includes our activities related to the production of electricity and steam from natural gas;

•	Electric Transmission, which includes our activities related to the operation of electric transmission lines; and

•	Water, which includes our activities related to desalination plants.

As a result, we report our results in accordance with both criteria.

 Revenue and Further Adjusted EBITDA by geography and business sector

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the nine-month periods ended September 30, 2017 and 2016, by geographic region:

	Nine-month period ended September 30,
Revenue by geography	2017		2016
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$270.1	34.8%	$275.3	36.1%
South America	90.0	11.6%	88.2	11.6%
EMEA	415.1	53.6%	399.5	52.3%
Total revenue	$775.2	100.0%	$763.0	100.0%

	Nine-month period ended September 30,
Further Adjusted EBITDA by geography	2017		2016
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$243.3	90.1%	$244.2	88.7%
South America	84.2	93.5%	93.6	106.1%
EMEA	296.4	71.4%	282.3	70.7%
Total Further Adjusted EBITDA	$623.9	80.5%	$620.1	81.3%

	Volume sold/ Capacity
	Nine-month period ended September 30,
Geography	2017	2016
North America (GWh) [1,3]	2,884	2,870
South America (miles in operation)	1,099	1,099
South America (GWh)	241	219
EMEA (GWh)	1,239	1,297
EMEA[2] (capacity in Mft[3] per day)	10.5	10.5

1	Includes curtailment production in wind assets for which we receive compensation.
2	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets
3	Conventional production and availability were impacted by a scheduled major maintenance in February 2016, which occurs periodically

North America. Revenues decreased by 1.9% to $270.1 million for the nine-month period ended September 30, 2017, compared with $275.3 million for the nine-month period ended September 30, 2016. The decrease was primarily due to lower revenues at ACT.  Although ACT continued to deliver robust levels of production and availability, revenues in this asset decreased due to the lower revenues in the portion of the tariff related to the operation and maintenance services, driven by lower operation and maintenance costs in the nine-month period ended September 30, 2017. Further Adjusted EBITDA margin increased from 88.7% for the nine-month period ended September 30, 2016 to 90.1% for the nine-month period ended September 30, 2017 mainly due to lower operation and maintenance costs at ACT and lower general and administrative expenses allocated to this segment.

South America. Revenue increased slightly by 2.0% to $90.0 million for the nine-month period ended September 30, 2017, compared with $88.2 million for the nine-month period ended September 30, 2016 mainly due to higher production in our wind assets in Uruguay. Further Adjusted EBITDA decreased from $93.6 million for the nine-month period ended September 30, 2016 to $84.2 million for the nine-month period ended September 30, 2017.  Further Adjusted EBITDA margin decreased from 106.1% for the nine-month period ended September 30, 2016 to 93.5% for the nine-month period ended September 30, 2017.  According to the agreement reached with Abengoa in the third quarter of 2016, Atlantica is acknowledged as the legal owner of the dividends retained from Abengoa prior to the ACBH agreement settlement. As a result, we recorded $21.2 million income in the third quarter of 2016 and $10.4 million income in the first quarter of 2017 in our financial statements, in accordance with the accounting treatment given previously to the ACBH dividend.

EMEA. Revenue increased by 3.9% from $399.5 million in the nine-month period ended September 30, 2016 to $415.1 million in the nine-month period ended September 30, 2017. The increase is mainly due to higher remuneration and higher production driven by higher solar radiation levels in Spain.  The increase was somewhat offset by the lower production of Kaxu due to technical problems. The repairs have been completed in the fourth quarter of 2017 and insurance payments claimed for repairs of water pumps were collected in the second quarter of 2017. As a result, Further Adjusted EBITDA increased to $296.4 million for the nine-month period ended September 30, 2017, compared with $282.3 million for the same period in 2016. Further Adjusted EBITDA margin remained stable at 72.7% compared to 72.4% in the respective period of 2016.

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the nine-month periods ended September 30, 2017 and 2016 by business sector:

	Nine-month period ended September 30,
Revenue by business sector	2017		2016
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$594.5	76.7%	$578.3	75.8%
Conventional power	89.6	11.5%	94.9	12.4%
Electric transmission lines	71.1	9.2%	70.8	9.3%
Water	20.0	2.6%	19.0	2.5%
Total revenue	$775.2	100.0%	$763.0	100.0%

	Nine-month period ended September 30,
Further Adjusted EBITDA by business sector	2017		2016
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$462.6	77.8%	$449.0	77.6%
Conventional power	80.0	89.2%	80.1	84.4%
Electric transmission lines	68.6	96.6%	79.9	113.0%
Water	12.7	63.6%	11.1	58.2%
Total Further Adjusted EBITDA	$623.9	80.5%	$620.1	81.3%

	Volume sold/ Capacity
	Nine-month period ended September 30,
Business Sectors	2017	2016
Renewable Energy (GWh)[1]	2,577	2,587
Conventional power (GWh)[2]	1,787	1,799
Electric transmission[3] (miles in operation)	1,099	1,099
Water[3] (capacity in Mft[3] per day)	10.5	10.5

1	Includes curtailment production in wind assets for which we receive compensation.
2	Conventional production and availability were impacted by a periodic scheduled major maintenance in February 2016.
3	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets

Renewable energy. Revenue increased by 2.8% to $594.5 million for the nine-month period ended September 30, 2017, compared with $578.3 million for the nine-month period ended September 30, 2016. The increase is mainly due to the higher production and higher remuneration in solar assets in Spain. Further Adjusted EBITDA increased by 3.0% from $449.0 million for the nine-month period ended September 30, 2016 to $462.6 million for the nine-month period ended September 30, 2017 principally due to higher Further Adjusted EBITDA generated by assets in Spain.  Further Adjusted EBITDA margins remained stable in the period.

Conventional power. Revenue decreased by $5.3 million to $89.6 million for the nine-month period ended September 30, 2017, compared with $94.9 million for the nine-month period ended September 30, 2016 due to lower revenues in the portion of the revenue related to the operation and maintenance services, driven by lower operation and maintenance costs in the nine-month period ended September 30, 2017. Operation and maintenance costs were lower in the nine-month period ended September 30, 2017, since operation and maintenance costs are typically higher in the months prior to a major maintenance, which took place in the first quarter of 2016. As a result, Further Adjusted EBITDA margin increased from 84.4% in the nine-month period ended September 30, 2016 compared to 89.2% in the nine-month period ended September 30, 2017.

Electric transmission lines. Revenue increased slightly to $71.1 million for the nine-month period ended September 30, 2017, compared with $70.8 million for the nine-month period ended September 30, 2016. Further Adjusted EBITDA and Further Adjusted EBITDA margin decreased from $79.9 million and 113.0% in the nine-month period ended September 30, 2016 to $68.6 million and 96.6% in the nine-month period ended September 30, 2017, respectively, primarily due to the amount of the ACBH dividend recorded in each period. According to the agreement reached with Abengoa in the third quarter of 2016, Atlantica is acknowledged as the legal owner of the dividends retained from Abengoa prior to the ACBH agreement settlement. As a result, we recorded $21.2 million income in the third quarter of 2016 and $10.4 million income in the first quarter of 2017 in our financial statements, in accordance with the accounting treatment given previously to the ACBH dividend.

Water. Revenue and Further Adjusted EBITDA in the nine-month period ended September 30, 2017 remained in line with the same period of the previous year.

Liquidity and Capital Resources

The liquidity and capital resources discussion which follows contains certain estimates as of the date of this quarterly report of our sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results. These estimates, while presented with numerical specificity, necessarily reflect numerous estimates and assumptions made by us with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our businesses, all of which are difficult or impossible to predict and many of which are beyond our control. These estimates reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business, economic, regulatory, financial and other developments. As such, these estimates constitute forward-looking information and are subject to risks and uncertainties that could cause our actual sources and uses of liquidity (including estimated future capital resources and capital expenditures) and financial and operating results to differ materially from the estimates made here, including, but not limited to, our performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in this quarterly report. See “Cautionary Statements Regarding Forward-Looking Statements.”

In addition, these estimates reflect assumptions of our management as of the time that they were prepared as to certain business decisions that were and are subject to change. These estimates also may be affected by our ability to achieve strategic goals, objectives and targets over the applicable periods. The estimates cannot, therefore, be considered a guarantee of future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results, and the information should not be relied on as such. None of us, or our board of directors, advisors, officers, directors or representatives intends to, and each of them disclaims any obligation to, update, revise, or correct these estimates, except as otherwise required by law, including if the estimates are or become inaccurate (even in the short-term).

The inclusion in this quarterly report of these estimates should not be deemed an admission or representation by us or our board of directors that such information is viewed by us or our board of directors as material information of ours. Such information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in this quarterly report. None of us, or our board of directors, advisors, officers, directors or representatives has made or makes any representation to any prospective investor or other person regarding our ultimate performance compared to the information contained in these estimates or that forecasted results will be achieved. In light of the foregoing factors and the uncertainties inherent in the information provided above, investors are cautioned not to place undue reliance on these estimates. Our liquidity plans are subject to a number of risks and uncertainties, some of which are outside of our control. Macroeconomic conditions could limit our ability to successfully execute our business plans and, therefore, adversely affect our liquidity plans. See “Item 3.D—Risk Factors” in our Annual Report.

Our principal liquidity requirements are to service our debt, pay cash dividends to investors and acquire new companies and operations. The majority of our debt is project finance debt at the project level entities.  As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. In the fourth quarter of 2014, we issued the 2019 Notes and entered into tranche A of the Credit Facility, which we amended and restated on June 26, 2015 to add the Tranche B of the Credit Facility. In the first quarter of 2017, we signed a Note Issuance Facility, the proceeds of which were used to repay and cancel the Tranche B.  In the third quarter of 2017, we signed a line of credit in the amount of €10 million (approximately $11.8 million) with Bankinter, of which we have drawn down €7 million (approximately $8.3 million) and used these proceeds to prepay of the Tranche A of the Credit Facility. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Item 3.D—Risk Factors” in our Annual Report and other factors may also significantly impact our liquidity.

Our principal liquidity and capital requirements consist of the following:

•	debt service requirements on our existing and future debt;

•	cash dividends to investors; and

•	acquisitions of new companies and operations (see “Item 4.B—Business Overview—Our Growth Strategy” in our Annual Report).

Liquidity position

As of September 30, 2017, our cash and cash equivalents at the project company level were $597.0 million as compared with $472.6 million as of December 31, 2016. In addition, our cash and cash equivalents at the Atlantica Yield plc level were $197.1 million as of September 30, 2017 compared with $122.2 million as of December 31, 2016.

Acquisitions

•
On February 28, 2017, we completed the acquisition of a 12.5% interest in a 114-mile transmission line in the U.S. from Abengoa at cost. We expect our total investment to be up to $10 million in the coming three years, including the initial amount invested at cost.

•
On July 20, 2017, we reached an agreement to acquire a 4MW hydroelectric power plant in Peru for an expected cash consideration of approximately $9 million, subject to customary working capital adjustments. The plant started operations in 2012. It has a fixed-price PPA contract denominated in U.S. dollars with the Ministry of Energy of Peru and the price is adjusted annually in accordance with the US Consumer Price Index. The transaction is subject to customary closing conditions, including approvals from the relevant authorities in Peru. We expect to close the acquisition in late 2017 or early 2018 and to finance the acquisition with cash on hand.

Sources of liquidity

We expect our ongoing sources of liquidity to include cash on hand, cash generated from our operations, project debt arrangements, corporate debt and the issuance of additional equity securities, as appropriate, given market conditions. As described in Note 14, “Corporate debt”, and Note 15, “Project debt”, to the Consolidated Condensed Interim Financial Statements, our financing agreements consist mainly of the project-level financings for our various assets, the 2019 Notes, the Credit Facility and the Note Issuance Facility.

On November 17, 2014, we issued the 2019 Notes in an aggregate principal amount of $255 million. The 2019 Notes accrue annual interest of 7.000% payable semi-annually beginning on May 15, 2015 until their maturity date of November 15, 2019. As required by the indenture governing the 2019 Notes, we obtained a public credit rating for the 2019 Notes from each of S&P and Moody’s.

On December 3, 2014, we entered into the Credit Facility in the total amount of up to $125 million. On December 22, 2014, we drew down $125 million under the Credit Facility, which we refer to as Tranche A. Loans under Tranche A of the Credit Facility accrue interest at a rate per annum equal to: (A) for eurodollar rate loans, LIBOR plus 2.75% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.75% Loans under Tranche A of the Credit Facility mature on December 22, 2018. Loans prepaid by us under Tranche A of the Credit Facility may be re-borrowed until their maturity date of December 2018. As of September 30, 2017, $117 million of the Tranche A of the Credit Facility was drawn and the remaining $8 million are available.

On June 26, 2015, we amended and restated our Credit Facility for a new Tranche B for a total size of $290 million and fully repaid it in March 2017, prior to its original maturity of December 2017.

On February 10, 2017, we signed a Note Issuance Facility, a senior secured note facility with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €275 million with three series of notes. €92 million of Series 1 notes mature in 2022; €91.5 million of series 2 notes mature in 2023; and €91.5 million of series 3 notes mature in 2024. Interest on all three series is variable and we fully hedged the Note Issuance Facility with a swap to fix the interest rate for a total interest of 5.5%. The proceeds of the Note Issuance Facility were used for the repayment and cancellation of the Tranche B under our Credit Facility.

In July 2017, we signed a line of credit with Bankinter for up to €10 million (approximately $11.8 million) which is available in euros or US dollars. Amounts drawn accrue interest at a rate per annum equal to EURIBOR plus 2.25 or LIBOR plus 2.25%, depending on the currency. The credit facility has a maturity date of July 20, 2018. As of September 30, 2017, we had drawn down €7 million (approximately $8 million) and used the entire proceeds to prepay a part of the Tranche A of the Credit Facility.

Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control.

We believe that our existing liquidity position and cash flows from operations will be sufficient to meet our requirements and commitments for the next 12 months and to distribute dividends to our investors. Based on our current level of operations, we believe our cash flow from operations and available cash will be adequate to meet our future liquidity needs for at least the next twelve months. Please see “Item 3.D—Risk Factors—Risks Related to Our Indebtedness—Potential future defaults by our subsidiaries, Abengoa or other persons could adversely affect us” in our Annual Report.

Cash dividends to investors

We intend to distribute a high portion of our cash available for distribution as dividend, after considering the cash available for distribution that we expect our projects will be able to generate, less reserves for the prudent conduct of our business (including for, among other things, dividend shortfalls as a result of fluctuations in our cash flows). We intend to distribute a quarterly dividend to shareholders. Our board of directors may, by resolution, amend the cash dividend policy at any time. The determination of the amount of cash dividends to be paid to holders of our shares will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant.

Our cash available for distribution is likely to fluctuate from quarter to quarter, in some cases significantly, as a result of the seasonality of our assets, the terms of our financing arrangements, maintenance and outage schedules, among other factors. Accordingly, during quarters in which our projects generate cash available for distribution in excess of the amount necessary for us to pay our stated quarterly dividend, we may reserve a portion of the excess to fund cash distributions in future quarters. In quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our board of directors so determines, we may use retained cash flow from other quarters, as well as other sources of cash.

In February 2016, taking into consideration the uncertainties resulting from the situation of our sponsor, the board of directors decided to postpone the decision whether to declare a dividend in respect of the fourth quarter of 2015 until the second quarter of 2016. In May 2016, considering the uncertainties that remained in our sponsor’s situation, our board of directors decided not to declare a dividend in respect of the fourth quarter of 2015 and to postpone the decision on whether to declare a dividend in respect of the first quarter 2016 until we had obtained greater clarity on cross default and change of ownership issues.

In August 2016, although we had made progress, we still had not secured waivers or forbearances for several significant projects. However, our board of directors decided on August 3, 2016 to declare a dividend of $0.145 per share for the first quarter of 2016 and a dividend of $0.145 per share for the second quarter of 2016. The dividend was paid on September 15, 2016 to shareholders of record August 31, 2016.  From that amount, we retained $12.2 million of the dividend attributable to Abengoa.

On November 11, 2016, our board of directors, based on waivers or forbearances obtained to that date, decided to declare a dividend of $0.163 per share, which was paid on December 15, 2016 to shareholders of record November 30, 2016. From that amount, we retained $6.8 million of the dividend attributable to Abengoa.

On February 24, 2017, our board of directors approved a dividend of $0.25 per share which was paid on March 15, 2017 to the shareholders of record March 6, 2017. From that amount, we retained $10.4 million of the dividend attributable to Abengoa.

In the third quarter of 2016, Abengoa acknowledged that it failed to fulfill its obligations under the agreements related to the preferred equity investment in ACBH and recognized Atlantica as the legal owner of $28.0 million of dividends retained from Abengoa in previous years and $10.4 million retained in the first quarter of 2017.  Upon completion of Abengoa’s restructuring, we received corporate tradable bonds and equity of Abengoa and we waived, as agreed, our rights under the ACBH agreements, including our right to further retain the dividends payable to Abengoa.

On May 12, 2017, our board of directors approved a dividend of $0.25 per share which was paid on June 15, 2017 to the shareholders of record May 31, 2017.

On July 28, 2017, our board of directors approved a dividend of $0.26 per share, which represents an increase of 4% from the prior quarter. The dividend was paid on September 15, 2017 to shareholders of record August 31, 2017.

On November 10, 2017, our board of directors approved a dividend of $0.29 per share, which represents an increase of 11.5% from the prior quarter and an increase of 77.9% from the third quarter of 2016. The dividend is expected to be paid on or about December 15, 2017 to shareholders of record November 30, 2017.

Cash Flow

The following table sets forth consolidated cash flow data for the nine-month periods ended September 30, 2017 and 2016:

	Nine-month period ended September 30,
	2017	2016
	($ in millions)
Gross cash flows from operating activities
Profit/(loss) for the period	$45.1	$16.8
Financial expense and non-monetary adjustments	528.4	534.8
Profit for the period adjusted by financial expense and non-monetary adjustments	$573.5	$551.6
Variations in working capital	(47.5)	(57.2)
Net interest and income tax paid	(198.7)	$(192.2)

Total net cash provided by operating activities	$327.3	$302.2

Net cash provided/(used in) investing activities	$15.7	$(54.7)

Net cash used in financing activities	$(172.5)	$(101.7)

Net increase/(decrease) in cash and cash equivalents	170.5	145.8
Cash and cash equivalents at the beginning of the period	594.8	514.7
Translation differences in cash or cash equivalents	28.8	13.0
Cash and cash equivalents at the end of the period	$794.1	$673.4

Net cash from operating activities

Net cash provided by operating activities in the nine-month period ended September 30, 2017 was $327.3 million compared with $302.2 million net cash provided for operating activities in the nine-month period ended September 30, 2016. During the nine-month period ended September 30, 2017, profit adjusted by financial expense and non-monetary items was $573.4 million compared to $551.6 million in the nine-month period ended September 30, 2016. The increase was mainly due to the increased operating profit for the period.

Variations in working capital in the nine-month period ended September 30, 2017 had a negative impact of $47.5 million compared to $57.2 million in the same period of 2016. Net interest and income taxes paid also remained stable, increasing slightly to $198.7 million in the nine-month period ended September 30, 2017 from $192.2 million in the nine-month period ended September 30, 2016.

Net cash used in investing activities

For the nine-month period ended September 30, 2017, net cash provided by investing activities amounted to $15.7 million and corresponded mainly to the $27.4 million of net proceeds received from the sale of the financial instruments received from Abengoa as part of the ACBH agreement settlement discussed in the section “Overview”. This cash inflow from the sale of the financial instruments received from Abengoa was partly offset by the increase in short-term financial instruments.  Net cash used in investing activities during the nine-month period ended September 30, 2016 principally consisted of $33.9 million paid for acquisition of Solaben 1/6, Seville PV and 13% stake in Solacor 1/2 as well as $18.0 million increase in the restricted financial investments.

Net cash provided by/ (used in) financing activities

Net cash used in financing activities in the nine-month period ended September 30, 2017 amounted to $172.5 million and corresponds principally to $98.8 million of the scheduled repayments of principal of our project financing agreements, $70.8 million of dividends paid to shareholders and non-controlling interest and $290.0 million of prepayment of Tranche B of the Credit Facility during the first quarter of 2017.  These cash outflows were offset by $292.9 million of financing proceeds received under the note facility agreement signed with Westbourne managed funds in the first quarter of 2017 and the line of credit signed with Bankinter in the third quarter of 2017.  For the nine-month period ended September 30, 2016, net cash used in financing activities was $101.7 million and mainly consisted of $86.9 million of scheduled repayment of principal of our project financing agreements, $26.0 million of dividends paid to shareholders and non-controlling interest partially offset by the proceeds of the refinancing in ATN2 amounting to $14.9 million.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Our activities are undertaken through our segments and are exposed to market risk, credit risk and liquidity risk. Risk is managed by our Risk Management and Finance Department in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas, such as exchange rate risk, interest rate risk, credit risk, liquidity risk, use of hedging instruments and derivatives and the investment of excess cash.

Market risk

We are exposed to market risk, such as movement in foreign exchange rates and interest rates. All of these market risks arise in the normal course of business and we do not carry out speculative operations. For the purpose of managing these risks, we use a series of swaps and options on interest rates and foreign currency. None of the derivative contracts signed has an unlimited loss exposure.

 Foreign exchange rate risk

The main cash flows from our subsidiaries are cash collections arising from long-term contracts with clients and debt payments arising from project finance repayment. Given that financing of the projects is always denominated in the same currency in which the contract with the client is signed, a natural hedge exists for our main operations.

Currently our portfolio includes 100 MW of installed capacity in South Africa and 782 MW of installed capacity in solar plants in Spain for which the functional currencies are the South African rand and the Euro, respectively. While fluctuations in the value of the Euro and the South African rand may affect our operating results, we hedge cash distributions from our Spanish assets. Our strategy is to hedge the exchange rate for the distributions from our Spanish assets after deducting Euro-denominated interest payments and Euro-denominated general and administrative expenses. Through currency options, we hedge 100% of the net Euro net exposure for the next 12 months and 75% of the net Euro net exposure for the following 12 months.

 Interest rate risk

Interest rate risks arise mainly from our financial liabilities at variable interest rate (less than 10% of our total project debt financing considering hedges). We use interest rate swaps and interest rate options (caps) to mitigate interest rate risk.

As a result, the notional amounts hedged as of December 31, 2016, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, are very diverse, including the following:

•	project debt in U.S. dollars: between 75% and 100% of the notional amount, maturities until 2043 and average guaranteed interest rates of between 2.22% and 5.27%

•	project debt in Euro: between 87.50% and 100% of the notional amount, maturities until 2031 and average guaranteed interest rates of between 1.00% and 4.87%.

In connection with our interest rate derivative positions, the most significant impact on our consolidated financial statements are derived from the changes in EURIBOR or LIBOR, which represents the reference interest rate for the majority of our debt.

In relation to our interest rate swaps positions, an increase in EURIBOR or LIBOR above the contracted fixed interest rate would create an increase in our financial expense which would be positively mitigated by our hedges, reducing our financial expense to our contracted fixed interest rate. However, an increase in EURIBOR or LIBOR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a net financial loss recognized in our consolidated income statement. Conversely, a decrease in EURIBOR or LIBOR below the contracted fixed interest rate would result in lower interest expense on our variable rate debt, which would be offset by a negative impact from the mark-to-market of our hedges, increasing our financial expense up to our contracted fixed interest rate, thus likely resulting in a neutral effect.

In relation to our interest rate options positions, an increase in EURIBOR or LIBOR above the strike price would result in higher interest expenses, which would be positively mitigated by our hedges, reducing our financial expense to our capped interest rate, whereas a decrease of EURIBOR or LIBOR below the strike price would result in lower interest expenses.

In addition to the above, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates.

In the event that EURIBOR and LIBOR had risen by 25 basis points as of September 30, 2017, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $1.9 million and an increase in hedging reserves of $40.6 million. The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

Credit risk

We consider that we have limited credit risk with clients as revenues are derived from power purchase agreements and other revenue contracted agreements with electric utilities and state-owned entities.

Liquidity risk

The objective of our financing and liquidity policy is to ensure that we maintain sufficient funds to meet our financial obligations as they fall due.

Project finance borrowing permits us to finance projects through non-recourse debt and thereby insulate the rest of our assets from such credit exposure. We incur project finance debt on a project-by-project basis.

The repayment profile of each project is established on the basis of the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk significantly.

Item 4.	Controls and Procedures

Not applicable.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

On October 17, 2016, ACT received a request for arbitration from the International Court of Arbitration of the International Chamber of Commerce presented by Pemex. Pemex is requesting compensation for damages caused by a fire that occurred in their facilities during the construction of the ACT cogeneration plant in December 2012, for a total amount of approximately $20 million. In the event that the arbitration results in a negative outcome, we expect these damages to be covered by the existing insurance policy. As a result, we do not expect this proceeding to have a material adverse effect on our financial position, cash flows or results of operations.

A number of Abengoa’s subcontractors and insurance companies that issued bonds covering such contracts in the United States have included our subsidiaries as co-defendants in claims against Abengoa. Until now our subsidiaries have been excluded in early stages of the process. Currently the most significant of such claims is related to Arb Inc. and two insurance companies that issued bonds with a total potential claim of approximately $33 million. We do not expect this proceeding to have a material adverse effect on our financial position, cash flows or results of operations.

We are not a party to any other legal proceeding other than legal proceedings arising in the ordinary course of our business. We are party to various administrative and regulatory proceedings that have arisen in the ordinary course of business. While we do not expect these proceedings, either individually or in the aggregate, to have a material adverse effect on our financial position or results of operations, because of the nature of these proceedings we are not able to predict their ultimate outcomes, some of which may be unfavorable to us.

Item 1A.	Risk Factors

Our ability to use U.S. NOLs to offset future income may be limited

Our ability to use U.S. net operating losses, or NOLs could be limited if we were to experience an “ownership change” as defined under Section 382 of the U.S. Internal Revenue Code of 1986, as amended, or the IRC, and similar state rules. In general, an “ownership change” would occur if our direct and indirect “5-percent shareholders,” as defined under Section 382 of the IRC, collectively increased their ownership in us by more than 50 percentage points over a rolling three-year period. A corporation that experiences an ownership change will generally be subject to an annual limitation on the use of its pre-ownership change U.S. NOLs equal to the equity value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate for the month in which the ownership change occurs, and increased by a certain portion of any “built-in-gains.” The Abengoa restructuring and/or the potential total or partial sale by Abengoa of its stake in Atlantica may have caused or may cause a change of ownership under Section 382 of the U.S. Internal Revenue Code, which may limit our ability to use net operating loss carryforwards in the United States, which could have a potential adverse effect on the cash flows from US projects expected in the future. These issues are currently under analysis. In addition, because we have recorded tax credits for the US tax losses carryforwards in the past, a limit to our ability to use net operating loss carryforwards in the United States could result in writing off tax credits, which could cause a substantial non-cash Income tax expense in our financial statements. Additional ownership changes may occur as a result of shareholder activity.

There have been no additional material changes to the risk factors included in our Annual Report.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Recent sales of unregistered securities

None.

Use of proceeds from the Sale of Registered Securities

None.

Purchases of equity securities by the issuer and affiliated purchasers

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

Not applicable.

Item 5.	Other Information

Not Applicable.

Item 6.	Exhibits

The following exhibit is filed as part of this quarterly report:

Exhibit No.	Description
4.2	Amended and Restated Financials Support Agreement dated September 29, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: November 13, 2017	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer